PETROTEQ ENERGY, INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED FEBERUARY 28, 2022 AND 2021

Expressed in US dollars

(UNAUDITED)

Notice to Reader

The accompanying unaudited interim condensed consolidated financial statement of Alpine Energy Summit Partners. Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited interim consolidated financial statements have not been reviewed by the Company's auditors.

PETROTEQ ENERGY, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

Expressed in US dollars

	Notes	February 28, 2022	August 31, 2021
ASSETS
Current assets
Cash		$2,527,816	$1,012,929
Trade and other receivables		17,303	17,303
Ore inventory		16,800	16,800
Other inventory		90,176	90,176
Notes receivable - related party	5	94,844	92,959
Notes receivable	5	-	430,000
Prepaid expenses and other current assets	1,6	3,659,120	2,539,120
Total Current Assets		6,406,059	4,199,287

Non-Current assets
Mineral leases	7	34,911,143	34,911,143
Property, plant and equipment	8	41,031,261	41,049,417
Right of use asset	9	143,462	167,048
Intangible assets	10	707,671	707,671
Total Non-Current Assets		76,793,537	76,835,279
Total Assets		$83,199,596	$81,034,566

LIABILITIES
Current liabilities
Accounts payable	11	$2,384,738	$2,105,449
Accrued expenses	11	1,580,662	1,564,616
Ore Sale advances		283,976	283,976
Promissory notes payable	12	23,298	23,298
Current portion of convertible debentures, net of discount of $293,419 and $529,372, respectively	13	951,375	5,255,874
Current portion of Federal relief loans	14	171,972	291,332
Finance lease liabilities	9	-	75,058
Current portion of operating lease liabilities	9	51,809	48,376
Related party payables	21	296,607	493,549
Derivative liability	15	-	322,186
Total Current Liabilities		5,744,437	10,463,714

Non-Current liabilities
Convertible debentures, net of discount of $2,382,309 and $3,449,338, respectively	13	1,240,643	891,662
Federal relief loans	14	428,994	437,096
Operating lease liabilities	9	91,653	118,672
Reclamation and restoration provision	16	2,970,497	2,970,497
Total Non-Current Liabilities		4,731,787	4,417,927
Total Liabilities		10,476,224	14,881,641

Commitments and contingencies	25
SHAREHOLDERS' EQUITY
Share capital	17	173,045,607	137,798,526
Subscription receipts		6,000	756,000
Share option reserve	18	4,535,268	15,759,176
Share warrant reserve	19	1,228,072	11,977,815
Deficit		(106,091,575)	(100,138,592)
Total Shareholders' Equity		72,723,372	66,152,925
Total Liabilities and Shareholders' Equity		$83,199,596	$81,034,566

"Signed" Vladimir Podlipsky	"Signed" Robert Dennewald
Director	Director

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENISVE LOSS

For the three and six months ended February 28, 2022 and 2021

(unaudited)

Expressed in US dollars

	Notes	Three months ended February 28, 2022	Three months ended February 28, 2021	Six months ended February 28, 2022	Six months ended February 28, 2021

Revenues from licensing fees		$-	$-	$-	$2,000,000
Revenues from hydrocarbon sales		-	-	-	-
Production and maintenance costs		(139,984)	(19,279)	(424,938)	(364,565)
Advance royalty payments		-	-	-	-
Gross Profit (Loss)		(139,984)	(19,279)	(424,938)	1,635,435
Operating Expenses
Depreciation, depletion and amortization	7	10,280	11,522	21,662	23,045
Selling, general and administrative expenses		2,094,854	706,427	3,488,606	1,751,284
Financing costs		1,061,447	743,601	1,687,466	1,364,988
Derivative liability movements		-	(591,914)	(52,420)	(748,912)
Other expenses (income), net		101,170	145,393	382,731	689,852
Total expenses, net		3,267,751	1,015,029	5,528,045	3,080,257

Net loss before income taxes		3,407,735	1,034,308	5,952,983	1,444,822
Income tax expense		-	-	-	-
Net loss		$3,407,735	$1,034,308	$5,952,983	$1,444,822
Weighted Average Number of Shares Outstanding - Basic and Diluted	18	670,410,632	401,858,398	632,641,336	353,952,701
Basic and Diluted Loss per Share		$(0.01)	$0.00	$(0.01)	$0.00

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the three and six months ended February 28, 2022 and 2021

(unaudited)

Expressed in US dollars

	Number of Shares	Share	Subscription	Share Warrant	Share Option		Shareholders'
	Outstanding	Capital	Receipts	Reserve	Reserve	Deficit	Equity
Balance at August 31, 2021	564,159,881	$137,798,526	756,000	11,977,815	15,759,176	$(100,138,592)	$66,152,925
Conversion of convertible debt	81,893,940	4,300,000	-	-	-	-	4,300,000
Beneficial conversion feature on debt extinguishment	-	714,164	-	-	-	-	714,164
Restitution for conversion of convertible debt not in compliance with TSX Venture regulations	-	499,970	-	-	-	-	499,970
Net loss	-	-	-	-	-	(2,545,248)	(2,545,248)
Balance at November 30, 2021	646,053,821	143,312,660	756,000	11,977,815	15,759,176	(102,683,840)	69,121,811
Warrants exercised	58,317,964	16,956,389	-	(11,307,352)	-	-	5,649,037
Common share subscriptions	6,250,000	192,391	(750,000)	557,609	-	-	-
Settlement of liabilities	3,155,867	420,426	-	-	-	-	420,426
Restitution for conversion of convertible debt not in compliance with TSX Venture regulations	-	939,833	-	-	-	-	939,833
Transfer of reserve on option expiration	-	11,223,908	-	-	(11,223,908	-	-
Net loss	-	-	-	-	-	(3,407,735)	(3,407,735)
Balance at February 28, 2022	713,777,652	$173,045,607	$6,000	$1,228,072	$4,535,268	$(106,091,575)	$72,723,372

	Number of Shares	Share	Subscription	Share Warrant	Share Option		Shareholders'
	Outstanding	Capital	Receipts	Reserve	Reserve	Deficit	Equity
Balance at August 31, 2020	274,450,337	$121,454,930	41,000	8,142,141	15,155,932	$(90,664,349)	$54,129,654
Conversion of convertible debt	38,735,555	1,835,726	-	-	-	-	1,835,726
Settlement of liabilities	60,023,777	2,849,661	-	-	-	-	2,849,661
Common shares subscriptions	7,416,666	445,000	(35,000)	-	-	-	410,000
Warrants exercised	2,268,169	68,045	-	-	-	-	68,045
Share-based compensation	-	-	-	-	199,632	-	199,632
Fair value of convertible debt warrants issued	-	532,464		250,829		-	783,293
Net loss	-					(410,514)	(410,514)
Balance at November 30, 2020	382,894,504	$127,185,826	6,000	8,392,970	15,355,564	(91,074,863)	59,865,497
Conversion of convertible debt	14,580,675	668,256	-	-	-	-	668,256
Settlement of liabilities	11,608,460	631,822	-	-	-	-	631,822
Common shares subscriptions	1,032,475	136,923	-	-	-	-	136,923
Warrants exercised	1,176,470	35,293	-	-	-	-	35,293
Share-based compensation	1,000,000	58,879	-	-	199,632	-	258,511
Fair value of beneficial conversion feature	-	5,484	-	-	-	-	5,484
Net loss	-	-	-	-	-	(1,034,308)	(1,034,308)
Balance at February 28, 2021	412,292,584	128,722,483	6,000	8,392,970	15,555,196	(92,109,171)	60,567,478

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended February 28, 2022 and 2010

(Unaudited)

Expressed in US dollars

	Six months ended February 28, 2021	Six months ended February 28, 2021
Cash flow used for operating activities:
Net loss	$(5,952,983)	$(1,444,822)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation, depletion and amortization	21,662	23,045
Amortization of debt discount	1,302,982	771,892
Loss on conversion of debt	-	313,198
Loss (gain) on settlement of liabilities	102,107	48,283
Loss on debt extinguishment	444,398	330,256
Share-based compensation	-	458,143
Gain on forgiveness of federal relief loans	(133,890)	-
Mark to market of derivative liabilities	(52,420)	(748,812)
Other	(21,885)	11,298
Changes in operating assets and liabilities:
Accounts payable	279,288	(103,742)
Accounts receivable	-	(304,473)
Accrued expenses	135,795	464,102
Prepaid expenses and deposits	(1,120,000)	4,043
Inventory	-	(12,501)
Net cash used in operating activities	(4,994,946)	(190,090)

Cash flows used for investing activities:
Purchase and construction of property and equipment	(3,506)	(1,673,448)
Proceeds from notes receivable	450,000	-
Net cash used in investing activities	446,494	(1,673,448)

Cash flows from financing activities:
Repayments to related parties	(196,943)	(22,755)
Proceeds on private equity placements	-	546,923
Proceeds from warrants exercised	5,649,037	103,339
Proceeds from promissory notes	-	42,000
Restitution for conversion of convertible debt not in compliance with TSX Venture regulations	1,439,803	-
Proceeds from federal relief loans	-	267,716
Payments of debt	-	(10,000)
Payment of finance lease liability	(75,058)	(83,473)
Proceeds from convertible debt	-	1,219,500
Repayments of convertible debt	(753,500)	(100,000)
Net cash from financing activities	6,063,339	1,963,250

Increase (decrease) in cash	1,514,887	99,612
Cash, beginning of the period	1,012,929	62,404
Cash, end of the period	$2,527,816	$162,016

Supplemental disclosure of cash flow information
Cash paid for interest	$51,024	$197,872
Shares issued to settle liabilities	$-	$3,481,483
Shares issued on conversion of convertible debt	$4,720,426	$2,503,982
Fair value of warrants issued	$557,609	$788,777

See accompanying notes to the condensed consolidated financial statements

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION

Background

Petroteq Energy Inc. (the "Company" or "Petroteq") is a holding company organized under the laws of Ontario, Canada, that is engaged in various aspects of the oil and gas industry. Our primary focus is on the development and implementation of our proprietary oil sands mining and processing technology to recover oil from surface mined bitumen deposits. Our wholly-owned subsidiary, Petroteq Energy CA, Inc., a California corporation ("PCA"), conducts our oil sands extraction business through two wholly owned operating companies, Petroteq Oil Recovery, LLC, a Utah limited liability company ("POR"), and TMC Capital, LLC, a Utah limited liability company ("TMC Capital").

The Company's registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2, Canada and its principal operating office is located at 15315 W. Magnolia Blvd, Suite 120, Sherman Oaks, California 91403, USA.

Through PCA, our wholly owned subsidiary, and PCA's two subsidiaries POR and TMC Capital, the Company is in the business of exploring for, extracting and producing oil and hydrocarbon products from oil sands deposits and sediments located in the Asphalt Ridge Are of Uintah County, Utah, utilizing our proprietary extraction technology (the "Petroteq Clean Oil Recovery Technology" or "Extraction Technology"). Our primary oil sands extraction and processing operations are conducted at our Asphalt Ridge processing facility (herein the "Asphalt Ridge Plant" or "Plant"), which is owned by POR.

Petroteq owns the intellectual property rights to the Petroteq Clean Oil Recovery Technology which is used at our Asphalt Ridge Plant to extract and produce crude oil from oil sands utilizing a closed-loop solvent based extraction system.

Change Of U.S. Reporting Status To A Foreign Private Issuer

The Company filed a 6-K with the United States Securities and Exchange Commission (the "SEC") on March 15, 2022 informing the SEC and investors that the Company is now a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act of 1933, as amended and Rule 3b-4 under the U.S Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has requalified as a foreign private issuer because management has determined that less than 50% of the Company's outstanding voting securities were held of record by residents of the United States as of February 28, 2022 (being the last business day of its most recent fiscal quarter).  As a consequence, we are now exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are no longer required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, commencing with our annual report for the year ending August 31, 2022.

We are also required to furnish additional continuous disclosure materials to the SEC on Form 6-K under the Exchange Act, including unaudited quarterly financial statements and related management's discussion and analysis, and proxy materials prepared in accordance with Canadian requirements.  Specifically, we are required to furnish on Form 6-K whatever information, not previously furnished, that we

(i) make or are required to make public pursuant to the applicable Canadian laws, or

(ii) file or are required to file with any stock exchange on which our securities are traded and which is made public by that exchange, or

(iii) distribute or are required to distribute to our security holders.

The information that we are required to furnish on Form 6-K is that which is material with respect to our Company and our subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in our certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of our security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which we deem to be of material importance to our security holders.

Each report on Form 6-K is required to be furnished promptly after the material contained in the report is made public as described above.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Mineral Rights

Through its acquisition of TMC Capital in June 2015, Petroteq indirectly acquired certain mineral rights under the TMC Mineral Lease, which encompassed approximately 1,229.82 acres of land in the Temple Mountain area of Asphalt Ridge in Uintah County, Utah. On or about August 10, 2020, the TMC Mineral Lease in its original form was terminated and a new Short-Term Mining Lease, dated the same date, was entered into between Asphalt Ridge, Inc., as lessor, and Valkor, LLC, ("Valkor") as lessee. Valkor and TMC Capital thereafter entered into a Short-Term Mining and Mineral Sublease dated August 20, 2020, in which all of Valkor's rights and interests under the Short-Term Mining Lease were subleased to TMC Capital.

In June 2018, Petroteq, acting through POR, acquired the record lease title and all of the operating rights to produce oil from oil sands resources under two mineral leases entitled "Utah State Mineral Lease for Bituminous-Asphaltic Sands", each dated June 1, 2018, between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and POR, as lessee, covering lands consisting of approximately 1,351.91 acres that largely adjoin the lands covered by the TMC Mineral Lease. In March 2019, a third SITLA Lease was acquired by Petroteq that added 39.97 acres to the mix in the Temple Mountain area of Asphalt Ridge.

On January 18, 2019, the Company paid $10,800,000 for the acquisition of 50% of the operating rights under U.S. federal oil and gas leases, administered by the U.S. Department of Interior's Bureau of Land Management ("BLM"), covering approximately 5,960 gross acres (2,980 net acres) within the State of Utah. The total consideration of $10,800,000 was settled by the payment of $1,800,000 and by the issuance of 15,000,000 shares at an issue price of $0.60 per share.

On July 22, 2019, the Company acquired the remaining 50% of the operating rights under U.S. federal oil and gas leases, administered by the BLM, covering approximately 5,960 gross acres (2,980 net acres) within the State of Utah for a total consideration of $13,000,000 settled by the issuance of 30,000,000 shares at an issue price of $0.40 per share, and cash of $1,000,000, of which $900,000 has been paid to date.

With respect to one of the BLM leases in the PR Spring area of Utah, a lease in which the Company has acquired oil sands operating rights in 2019, the BLM has decided to remove the lease from the combined hydrocarbon lease application (CHL application) originally filed by Exxon Corporation and Enercor, Inc. in 1983 under the (U.S.) Combined Hydrocarbon Act of 1981. The Company derives ownership of its operating rights from the record title to the lease held by Exxon and assigned to Enercor in 2009, with Exxon's registration of the assignment of record title to Enercor having been accepted by BLM in 2010.

BLM decision to exclude the PR Spring lease from the 1984 Exxon CHL application appears to be based on a unilateral decision by a private company - which BLM has identified in its administrative records as the record title owner of the lease - to have the lease removed from the CHL application. Removal of the lease from the original Exxon CHL application will, unless BLM's decision is corrected,  undermine the Company's ability to develop the oil sands resources located on lands covered by the lease (and on the lands covered by other leases that were included in the 1983 Exxon CHL application.

We have determined, from title reports and land records, that the BLM has made an administrative and legal error in excluding our PR Spring lease from the new CHL issued pursuant to the 1983 Exxon CHL application.  We anticipate that BLM's error will be corrected as we move our BLM leases through the BLM administrative registration process, a process that will ensure that BLM's actions are corrected if they are determined to have been erroneously made. However, if for any reason the Company is unsuccessful in obtaining a reversal of BLM's decision, we will at that time conduct a full impairment analysis to determine the extent to which the value of the lease has been permanently impaired by the BLM decision.

Between March 14, 2019 and February 28, 2022, the Company made cash deposits of $1,907,000 (acting through TMC Capital), included in prepaid expenses and other current assets on the condensed consolidated statements of financial position for the acquisition of 100% of the operating rights under U.S. federal oil and gas leases in Garfield and Wayne Counties, Utah, covering approximately 8,480 gross acres in P.R. Springs and the Tar Sands Triangle within the State of Utah. The total consideration of $3,000,000 has been partially settled by a cash payment of $1,907,000, with the balance of $1,093,000 still outstanding.

In a letter agreement dated April 17, 2020 between the transferor of the oil and gas leases and TMC Capital, as transferee, the parties, due to uncertainty as to whether all of the 10 leases for which the Company had initially paid deposits would be considered active by BLM and included in new Combined Hydrocarbon Leases (CHLs) under the Combined Hydrocarbon Act of 1981 - agreed to adjust the purchase price as follows: (a) should all 10 of the leases be available and included in CHL's, the Company will pay the additional $1,093,000 for the rights under the leases; (b) if only a portion of the leases ranging from 4 to 9 of the leases are available and included in CHL's, the final purchase price of the leases will be between $1.5 million and $2.5 million; and (c) notwithstanding the above, if after a period of 7 years from April 17, 2020, at least six of the leases are not determined to be active and are not included in CHLs the Company shall be entitled to demand a refund of $1.2 million or instruct the Seller to acquire other leases in the same area for up to $1.2 million.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Mineral Rights (continued)

TMC Capital, POR and Valkor have entered into an Agreement Governing Reciprocal Assignment of mineral Leases dated October 15, 2021 (the "Exchange Agreement"), under which (a) TMC and POR agreed to assign to Valkor all of their respective rights and interests in the TMC Mineral Lease (and the Short-Term Mining Lease dated August 10, 2020 held by Valkor) and in the Temple Mountain SITLA Leases, and (b) Valkor agreed to assign to TMC Capital all of its rights and interests (including the record lease title and operating rights) in the Asphalt Ridge NW Leases consisting of three Utah state mineral leases located in the Asphalt Ridge Northwest area of Uintah County, Utah. Under this agreement, once the exchange of SITLA Leases is approved by SITLA, Petroteq (acting through TMC Capital) will hold three new SITLA Leases encompassing approximately 3,458.22 acres in an area called "Asphalt Ridge Northwest".

In addition, under other agreements entered into between or among TMC Capital, POR and Valkor in October 2021, (a) Valkor granted to TMC Capital the right to participate, up to a 50% working interest, in all exploratory, mining and production operations conducted by Valkor under its Short-Term Mining Lease encompassing the acreage that is subject to the TMC Mineral Sublease, and (b) TMC Capital granted to Valkor the operating rights in at or below 500 feet below the surface under the Asphalt Ridge NW Leases, with TMC Capital reserving the right to participate, at up to a 50% working interest, in all exploratory and production operations conducted by Valkor in deeper (below 500 feet subsurface or more) oil sands deposits and reservoirs.

Following completion of the exchange of mineral leases contemplated by the Exchange Agreement, TMC Capital, POR and Valkor, Petroteq (through POR) will continue to own the Asphalt Ridge Plant in the Temple Mountain area of Asphalt Ridge. It is anticipated that Petroteq (acting through TMC Capital) and Valkor will, during the ensuing year, determine whether a new 5,000 BPD oil sands processing plant utilizing Petroteq's Clean Oil Recovery Technology should be constructed and operated on lands covered by the Asphalt Ridge NW Leases.

The assignment of the Temple Mountain SITLA leases by Petroteq's subsidiaries to Valkor and Valkor's assignment of the Asphalt Ridge NW Leases to TMC Capital are subject to approval by SITLA before the transactions are considered final.

We are in the process of submitting the assignments of the Indago Leases to SITLA for its approval under Utah's state regulations governing these leases.

Management and Operations

Under the terms of a Management and Operations Services Agreement ("Management Agreement") entered into between the Company and Valkor dated November 22, 2020, effective May 1, 2020, Valkor will provide overall management and operations services at the oil sands recovery plant based in Utah. The agreement is for a period of one year and is renewable automatically for an additional four years unless either party provides the other party with written notice of non-renewal at least 90 days prior to the expiration of the original or renewal term. The company will reimburse Valkor for all costs and expenses incurred, as defined in the agreement, plus a Personnel Management Fee of 12% of the personnel costs and expenses and an operations Management Fee of 5% of the operations costs and expenses.

Valkor will provide the Company with quarterly production reports, including the following; (i) the quantity of oil bearing ore and sediments mined, extracted and produced from each of the leases and delivered to the plant; (ii) the quantity of oil products produced, saved and sold at the plant; (iii) the quantity of consumables purchased and used or consumed in operations and (iv) the gross proceeds derived from the sale of the oil products including applicable taxes and transportation costs incurred by Valkor.

Valkor will also provide quarterly operating reports detailing; (i) revenue received by Valkor from oil products sold; (ii) a detailed accounting of all costs and expenses; (iii) the operations Management fee and the Personnel Management fee earned during the quarter.

Valkor will also prepare quarterly Royalty Reports to be delivered to a third party to calculate royalties payable to the holders of royalty interests under various mineral rights leases.

On November 24, 2020, the Company entered into a Technology License Agreement ("License Agreement") with Greenfield Energy, LLC ("Greenfield"), whereby the Company grants to Greenfield a non-exclusive, non-transferable license under the patent rights and know-how for use in the design, construction and operation of any and all future oil sands plants in the US. Greenfield agrees to pay a license fee of $2,000,000 for oil sands plants designed, developed and constructed by Greenfield. The parties recognize that $1,500,000 has been invested in the Petroteq Oil Sands plant based in Utah and another $500,000 in further plant development and improvements. Greenfield will pay to the Company a 5% royalty based on net revenue received from production and disposition of licensed products unless the licensed product is not covered by a valid claim (in which case the royalty is reduced to 3%).

The Company has agreed to utilize Valkor as the exclusive provider of engineering, planning and construction for all oil sands plants built by Petroteq or Greenfield under this agreement, provided the fees charged by Valkor are reasonable and competitive.

The agreement between the Company and Valkor will remain in effect from November 14, 2020 until the expiration of the last valid patent claim, unless terminated by default or bankruptcy.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Suspension of trading on the TSX Venture Exchange

On August 6, 2021, the Ontario Securities Commission issued a cease trade order (the "CTO") against the Company, as a result of its failure to file its quarterly report on Form 10-Q (and related certifications) for the period ended May 31, 2021 (the "2021 Q3 Filings") on or before July 30, 2021, as required under Canadian National Instrument 51-102 - Continuous Disclosure Obligations.

The Company filed the 2021 Q3 Filings on SEDAR and with the Canadian Securities Administration on SEDAR, and with the United States Securities and Exchange Commission (the "SEC") on EDGAR on August 19, 2021. As a result, the Ontario securities Commission revoked the CTO effective August 24,2021. In addition, on August 19, 2021, the Company's amended financial statements and management's discussion and analysis for the eight quarters from May 31, 2019 to February 28, 2021 were filed on SEDAR and with the SEC, as set forth in the Company's amended annual reports on Form 10-K/A for the financial years ended August 31, 2019 and August 31, 2020, and in the Company's amended quarterly reports on Form 10-Q/A for the periods ended May 31, 2019, November 30, 2019, February 29, 2020, May 31, 2020, November 30, 2020 and February 28, 2021. The Company's amended financial statements and management discussion and analysis for the period ended February 28, 2019 were filed on SEDAR on August 23, 2021, and with the SEC on August 25, 2021, as exhibits to the Company's current report on Form 8-K.

As a result of the issuance of the CTO on August 6, 2021, the TSX Venture Exchange (the "TSXV") suspended trading of the Company's Common Shares. As part of the TSXV's review of the Company's reinstatement application, the TSXV reviewed the Company's financial statements for the three and nine months ended May 31, 2021 and raised concerns that certain transactions may not have been submitted to the TSXV for approval, as required under the TSXV's policies. As a result of an internal investigation the Company identified several transactions (the "Transactions") which although disclosed in the Company's public filings on SEDAR and EDGAR, had not been submitted for approval by the TSXV.

Based on the Company's initial review of the Transactions, it is estimated that a total of 54,370,814 Common Shares were issued as a result of the Transactions. While some of the issued Common Shares, namely, 4,336,972, are estimated to have been issued at prices above what the TSXV would have otherwise approved, 50,033,842 are estimated to have been issued at share prices below what the TSXV generally approves for convertible securities. While the Company is now making the necessary submissions with the TSXV for the Transactions, they may not all be accepted for approval by the TSXV and as a condition of reinstatement to trading on the TSXV the Company may need to take remedial action to bring the Transactions into compliance.

The Transactions, described below, were all disclosed in the Company's financial statements (all dollar amounts are expressed in U.S. currency unless otherwise indicated):

● On May 7, 2020, the Company issued to an arm's length lender a $64,300 convertible note (including a 10% original issue discount) for a purchase price of $58,000, bearing interest at 12% per annum, maturing on May 7, 2021, and convertible into Common Shares. The note was ultimately converted on November 12, 2020 ($25,000 at $0.0308 for 811,688 Common Shares), November 13, 2020 ($20,000 at $0.0296 for 675,676 Common Shares) and November 13, 2020 ($22,780, including $3,480 of accrued and unpaid interest, at $0.0296 for 769,595 Common Shares). There is currently no principal or interest remaining on the note.

● On June 4, 2020, the Company issued to an arm's length lender a $69,900 convertible note (including a 10% original issue discount) for a purchase price of $63,000, bearing interest at 12% per annum, maturing on June 4, 2021, and convertible into Common Shares. The note was ultimately converted on December 15, 2020 ($18,000 at $0.0282 for 638,298 Common Shares), December 22, 2020 ($18,000 at $0.0338 for 532,544 Common Shares), December 28, 2020 ($20,000 at $0.0338 for 591,716 Common Shares), and January 4, 2021 ($17,680, including $3,780 of accrued and unpaid interest, at $0.0325 for 544,000 Common Shares). There is currently no principal or interest remaining on the note.

● On June 19, 2020, the Company issued to an arm's length lender a $82,500 convertible note (including a 10% original issue discount) for a purchase price of $75,000, bearing interest at 12% per annum, maturing on June 19, 2021, and convertible into Common Shares. The note was ultimately converted on January 7, 2021 ($20,000 at $0.0326 for 613,497 common shares), January 11, 2021 ($27,000 at $0.0326 for 828,221 Common Shares), January 13, 2021 ($22,000 at $0.0326 for 674,847 Common Shares) and January 20, 2021 ($18,000, including $4,500 of accrued and unpaid interest, at $0.0326 for 552,147 Common Shares). There is currently no principal or interest remaining on the note.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Suspension of trading on the TSX Venture Exchange (continued)

● On July 22, 2020, the Company issued to an arm's length lender a $150,000 convertible note (including a 15% original issue discount) for a purchase price of $135,000, bearing interest at 8% per annum, maturing on April 22, 2021, and convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. The note was ultimately converted on January 25, 2021 ($21,805 at $0.03115 for 700,000 Common Shares), January 28, 2021 ($46,725 at $0.03115 for 1,500,000 Common Shares), February 5, 2021 ($30,957.50 at $0.0309575 for 1,000,000 Common Shares), February 22, 2021 ($33,381.25 at $0.03338125 for 1,000,000 Common Shares) and March 2, 2021 ($34,011.25 at $0.03401125 for 1,000,000 Common Shares). There is currently $3,120 in principal remaining on the note.

● On August 26, 2020, a convertible debenture (which was originally approved by the TSXV), bearing interest at 10% per annum owing to an arm's length lender, which had matured on April 29, 2019, was acquired by another an arm's length lender pursuant to a Debt Assignment and Purchase Agreement. On August 26, 2020, pursuant to a Securities Exchange Agreement, the convertible promissory note was exchanged for a convertible redeemable note with an aggregate principal amount of $192,862, bearing interest at 10% per annum, maturing on August 26, 2021, and convertible into Common Shares. On October 1, 2020, the $192,862 convertible redeemable note was converted into 10,285,991 Common Shares at $0.01875 per share. There is currently no principal or interest remaining on the note.

● On November 6, 2020, the Company issued to an arm's length lender a $140,800 convertible note (including a 10% original issue discount) for a purchase price of $128,000, bearing interest at 12% per annum, maturing on November 6, 2021, and convertible into Common Shares. The note was ultimately converted on May 10, 2021 ($50,000 at $0.036 for 1,388,889 Common Shares), May 14, 2021 ($50,000 at $0.0326 for 1,533,742 Common Shares), May 19, 2021 ($48,480, including $7,680 of accrued and unpaid interest, at $0.0312 for 1,553,846 Common Shares). There is currently no principal or interest remaining on the note.

● Between August 2019 and March 2020, a director of the Company (Robert Dennewald), loaned $125,000 to the Company to assist the Company in meeting its financial obligations. Subsequently, on February 12, 2021, in exchange for the three non-convertible promissory notes issued to Mr. Dennewald, the Company issued a convertible promissory note with an aggregate principal amount of $125,000, bearing interest at 8% per annum, maturing on February 12, 2022, and convertible into Common Shares. On June 10, 2021, pursuant to an Assignment and Purchase of Debt Agreement, the $125,000 convertible promissory note was purchased and assigned by Mr. Dennewald to an arm's length lender. On June 15, 2021, the arm's length lender converted the $125,000 principal amount of the convertible promissory note into 3,048,780 Common Shares at $0.041 per share.

● On January 12, 2021, the Company issued an arm's length lender a $86,350 convertible note (including a 10% original issue discount) for a purchase price of $78,500, bearing interest at 12% per annum, maturing on January 12, 2022, and convertible into Common Shares. The note was ultimately converted on July 13, 2021 ($50,000 at $0.0871 for 574,053 Common Shares) and July 14, 2021 ($41,060, including $4,710 of accrued and unpaid interest, at $0.0863 for 475,782 Common Shares. There is currently no principal or interest remaining on the note.

● On February 25, 2021, the Company issued an arm's length lender a $86,350 convertible promissory note (including a 10% original issue discount) for a purchase price of $78,500, bearing interest at 12% per annum, maturing on February 24, 2022, and convertible into Common Shares. The Company has since repaid the convertible promissory note in full (including principal and interest) in cash.

● On March 22, 2021, the Company and an arm's length lender entered into an amending agreement extending the maturity date of a convertible debenture originally issued on September 17, 2018 from March 31, 2021 to October 31, 2021. The original issuance of the convertible debenture, including a prior amendment to the debenture, was approved by the TSXV. The current unpaid purchase price of the debenture ($2,900,000) is convertible at $0.055 per share.

● On April 21, 2021, the Company issued an arm's length lender a $92,125 convertible promissory note (including a 10% original issue discount) for a purchase price of $83,750, bearing interest at 12% per annum, maturing on April 21, 2022, and convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. No Common Shares have been issued in connection with this convertible promissory note, which remains outstanding.

● On May 20, 2021, the Company issued an arm's length lender a $141,625 convertible promissory note (including a 10% original issue discount) for a purchase price of $128,750, bearing interest at 12% per annum, maturing on May 20, 2022, and convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. No Common Shares have been issued in connection with this convertible promissory note, which remains outstanding.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Suspension of trading on the TSX Venture Exchange (continued)

● On October 30, 2018, an arm's length lender loaned $350,000 to the Company. Subsequently, on June 16, 2021, pursuant to an Exchange Agreement, the non-convertible promissory note was exchanged for a convertible redeemable note with an aggregate principal amount of $191,779 bearing interest at 10% per annum, maturing on June 16, 2022, and convertible into Common Shares. On June 16, 2021, pursuant to an Assignment and Purchase of Debt Agreement, the $191,779 convertible redeemable note was purchased and assigned to another arm's length lender and on the same day it was converted into 4,677,532 Common Shares at $0.04100004 per share.

● On June 24, 2021, a non-convertible secured debenture, bearing interest at 12% per annum owing to  an arm's length lender with an aggregate amount outstanding of CAD$962,085 (including interest and penalty), which had matured, was acquired by another arm's length lender pursuant to an Assignment and Purchase of Corporate Debt Agreement. On June 30, 2021, pursuant to a Securities Exchange Agreement dated June 28, 2021, the debenture was exchanged for a convertible redeemable note with an aggregate principal amount of $771,610, bearing interest at 8% per annum, maturing on June 30, 2022, and convertible into Common Shares at $0.041 per share. On July 1, 2021, the convertible redeemable note was converted into 18,819,756 Common Shares at $0.041 per share.

● On June 24, 2021, a non-convertible secured debenture, bearing interest at 12% per annum and owing to an arm's length lender, with an aggregate amount outstanding of CAD$38,217 (including interest and penalty), which had matured, was acquired by another arm's length lender pursuant to an Assignment and Purchase of Corporate Debt Agreement. On June 30, 2021, pursuant to a Securities Exchange Agreement dated June 28, 2021, the debenture was exchanged for a convertible redeemable note with an aggregate principal amount of $30,652, bearing interest at 8% per annum, maturing on June 30, 2022 and convertible into Common Shares at $0.041 per share. On July 1, 2021, the convertible redeemable note was converted into 747,616 Common Shares at $0.041 per share.

● On July 2, 2021, the Company issued to an arm's length lender a $114,125 convertible promissory note (including a 10% original issue discount) for a purchase price of $103,750, bearing interest at 12% per annum, maturing on July 2, 2022 and principal and interest convertible into Common Shares based on a discount to the market price of the Common Shares upon conversion. No Common Shares have been issued in connection with this convertible promissory note.

The net proceeds of the Transactions that resulted in new funds to the Company were used for expansion of the Company's extraction plant and working capital.

The Company continues to work with the TSXV on a reinstatement of trading and will update the market as things progress. However, the TSXV has indicated that these matters and their review of the Transactions may take some time to resolve and that a reinstatement to trading is not expected in the near term.

Unsolicited takeover bid by Viston United Swiss AG

On October 27, 2021, 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of Viston United Swiss AG commenced a conditional, unsolicited takeover bid (the "Offer") to acquire all of the issued and outstanding Common Shares of the Company. Viston filed a Tender Offer Statement with the SEC relating to the Offer on Schedule TO under section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on October 25, 2021, and an amendment to the Tender Offer Statement on October 27, 2021. As set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 under section 14(d)(4) of the Exchange Act filed with the SEC on November 9, 2021, shareholders were advised that the Board of Directors was then not yet in a position to make a recommendation to shareholders to accept or reject the Offer, and that the Company had retained Haywood Securities Inc. as financial advisor to the Company and the Board of Directors.

As set forth in the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the SEC on January 4, 2022, on December 29, 2021, after thorough consideration of all aspects of the Viston Offer, the advice provided by Haywood and consulting with its other advisors, the Board unanimously determined to recommend that Shareholders accept the Viston Offer and tender their Common Shares, for reasons that include the following:

Results of Strategic Review

Based on the results of the strategic review presented by Haywood, the Board believes that the immediate cash value offered to Shareholders under the Viston Offer is more favorable to Shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq, including remaining as a stand-alone entity and pursuing Petroteq's existing strategy, in each case taking into consideration the potential rewards, risks, timelines and uncertainties associated with those other alternatives.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

1. GENERAL INFORMATION (continued)

Premium Over Market Price

The consideration of C$0.74 in cash per Common Share (the "Cash Consideration") under the Viston Offer represents a premium of approximately 279% over the closing price of the Common Shares on the TSXV on August 6, 2021, being the last trading day that the Common Shares were traded on the TSXV.

Unlikelihood of Superior Proposal

The Board, with the assistance of Haywood, has taken active steps to assess and solicit strategic alternatives and has attempted to secure a proposal that would be superior to the Viston Offer. However, no superior alternative to the Viston Offer has emerged and Petroteq does not expect a superior alternative to emerge in the near term.

Common Shares Remain Relatively Illiquid

Trading in the Common Shares on the TSXV remains suspended, and there is no certainty as to when the TSXV will resume trading in the Common Shares.

Certainty of Outcome

The Viston Offer provides 100% cash consideration for the Common Shares and offers Shareholders certainty of value and immediate liquidity.

Possible Decline in Market Price

If the Viston Offer is not successful and another alternative offer with superior financial terms does not emerge, the market price of the Common Shares in the public markets may decline significantly.

Reduces Inherent Business Risk

Based on the strategic review conducted with Haywood, the Viston Offer appears to provide Shareholders with the value inherent in Petroteq's portfolio of projects, assuming they are fully realized, without the long-term risks associated with the development and execution of those projects. Given the relatively early stage of Petroteq's projects, it will be several years before the projects in Petroteq's portfolio reach commercial production, if at all.

Significant Growth Funding Required

Petroteq's projects have significant funding requirements to prove and scale its technology. Petroteq currently has limited cash to fund its necessary capital projects and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Petroteq's business plan, if available, may be significantly dilutive to Shareholders.

Ability to Respond to Superior Proposals

Petroteq has not entered into a support or similar agreement with Viston in respect to the Viston Offer. The Board has reserved the ability to seek out or respond to proposals that may deliver greater value to Shareholders than the Viston Offer. There is nothing to prevent a third party from proposing or making a superior proposal or preclude Petroteq from changing its recommendation.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

Recent Tender Offer developments

On February 10, 2022, the Company received from Canadian legal counsel to Viston, a copy of an advice (the "Bank Advice") issued by Royal Bank of Scotland on February 7, 2022 confirming that UNIExpress Investment Holdings PLC ("UNIExpress"), as the sending bank acting on behalf of its client Viston, is holding cash funds in the amount of €420,000,000 in favor of the receiving bank's client, Kingsdale Advisors. Kingsdale Advisors has been retained by Viston as the Information Agent and Depository in connection with the tender offer to purchase all of the issued and outstanding common stock of Petroteq. The Bank Advice includes confirmation by UNIExpress that the funds are irrevocably blocked and are reserved in favor of Kingsdale Advisors for a period of 45 days.

On February 9, 2022, Viston announced completion of two key regulatory milestones - namely:

  The Hart-Scott-Rodino Act (the "HSR Act") waiting period expired on February 4, 2022. The HSR Act is a key U.S. antitrust act that enables the Federal Trade Commission and the Department of Justice to review proposed merger transactions by requiring the parties to observe a waiting period before closing their transaction.
  The initial review period under the Investment Canada Act also lapsed on February 3, 2022, with no national security related notice being issued, thereby allowing the Offer to proceed under the Canadian foreign investment rules.

The company announced on February 28, 2022 and confirms that it is willing to assist Viston with its CFIUS filings.

The Offer had been extended until April 14, 2022 and further extended to June 17, 2022 to allow additional time to obtain clearance under U.S. national security regulations, which is a condition of the Offer.

2. BASIS OF PREPARATION

a) Statement of compliance

The Corporation prepares its condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as defined in the Chartered Professional Accountants Canada Handbook (the "CPA Canada Handbook"). The CPA Canada Handbook incorporates International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended August 31, 2021.

Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of February 28, 2022.

b) Basis of measurement

The condensed consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation's accounting policies in the audited consolidated financial statements for the year ended August 31, 2021.

c) Functional and presentation currency

These condensed consolidated financial statements are presented in U.S. dollars, which is the Corporation's functional currency.

d) Basis of consolidation

These condensed consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control. All significant inter-company accounts and transactions have been eliminated in the condensed consolidated financial statements. The entities included in these condensed consolidated financial statements are as follows:

Entity	% of Ownership	Jurisdiction
Petroteq Energy Inc.	Parent	Canada
Petroteq Energy CA, Inc.	100%	USA
Petroteq Oil Recovery, LLC	100%	USA
TMC Capital, LLC	100%	USA
Petrobloq, LLC	100%	USA

The condensed consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2022.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Estimates

The preparation of the condensed consolidated financial statements requires the Company to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company continually evaluates its estimates, including those related to recovery of long-lived assets. The Company bases its estimates on historical experience and on other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Company's reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the unaudited condensed consolidated financial statements. Significant estimates include the following;

● the useful lives and depreciation rates for intangible assets and property, plant and equipment;

● the carrying and fair value of oil and gas properties and product and equipment inventories;

● all provisions;

● the fair value of reporting units and the related assessment of goodwill for impairment, if applicable;

● the fair value of intangibles other than goodwill;

● income taxes and the recoverability of deferred tax assets

● legal and environmental risks and exposures; and

● general credit risks associated with receivables, if any.

b) Foreign currency translation adjustments

The Company's reporting currency and the functional currency of all its operations is the U.S. dollar. Assets and liabilities of the Canadian parent company are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Income, expenses and cash flows are translated using an average exchange rate during the reporting period. Since the reporting currency as well as the functional currency of all entities is the U.S. Dollar there is no translation difference recorded.

c) Revenue recognition

Revenue from hydrocarbon sales

Revenue from hydrocarbon sales include the sale of hydrocarbon products and are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, control has transferred and collectability of the revenue is probable. The Company's performance obligations are satisfied at a point in time. This occurs when control is transferred to the purchaser upon delivery of contract specified production volumes at a specified point. The transaction price used to recognize revenue is a function of the contract billing terms. Revenue is invoiced, if required, upon delivery based on volumes at contractually based rates with payment typically received within 30 days after invoice date. Taxes assessed by governmental authorities on hydrocarbon sales, if any, are not included in such revenues, but are presented separately in the consolidated comprehensive statements of loss and comprehensive loss.

Transaction price allocated to remaining performance obligations

The Company does not anticipate entering into long-term supply contracts, rather it expects all contracts to be short-term in nature with a contract term of one year or less. The Company anticipates that with respect to the contracts it will enter into, each unit of product will typically represent a separate performance obligation; therefore, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Revenue recognition (continued)

Contract balances

The Company does not anticipate that it will receive cash relating to future performance obligations. However if such cash is received, the revenue will be deferred and recognized when all revenue recognition criteria are met.

Disaggregation of revenue

The Company has limited revenues to date. Disaggregation of revenue disclosures can be found in Note 23.

Customers

The Company anticipates that it will have a limited number of customers which will make up the bulk of its revenues due to the nature of the oil and gas industry.

d) General and administrative expenses

General and administrative expenses will be presented net of any working interest owners, if any, of the oil and gas properties owned or leased by the Company.

e) Share-based payments

The Company may grant stock options to directors, officers, employees and others providing similar services. The fair value of these stock options is measured at grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share-based compensation expense is recognized on a straight-line basis over the period during which the options vest, with a corresponding increase in equity.

The Company may also grant equity instruments to consultants and other parties in exchange for goods and services. Such instruments are measured at the fair value of the goods and services received on the date they are received and are recorded as share-based compensation expense with a corresponding increase in equity. If the fair value of the goods and services received are not reliably determinable, their fair value is measured by reference to the fair value of the equity instruments granted.

f) Income taxes

Income tax expense or recovery comprises current and deferred income tax. Income tax expense or recovery is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders' equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as noncurrent.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Net income (loss) per share

Basic net income (loss) per share is computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares and common share equivalents outstanding. Dilutive securities having an anti-dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Dilution is computed by applying the treasury stock method for stock options and share purchase warrants. Under this method, "in-the-money" stock options and share purchase warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common shares at the average market price during the period.

h) Cash and cash equivalents

The Company considers all highly liquid investments with original contractual maturities of three months or less to be cash equivalents.

i) Accounts receivable

The Company had minimal sales during the period of which all proceeds were collected therefore there are no accounts receivable balances.

j) Oil and gas property and equipment

The Company follows the successful efforts method of accounting for its oil and gas properties. Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized.

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs that find reserves that cannot be classified as proved when development is completed, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future appraisal development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by an equivalent unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated over proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the DD&A rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Oil and gas property and equipment (continued)

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field or which result in a significant alteration of the common operating field's DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties.

k) Other property and equipment

Depreciation and amortization of other property and equipment, including corporate and leasehold improvements, are provided using the straight-line method based on estimated useful lives ranging from three to ten years. Interest costs incurred and attributable to major corporate construction projects are also capitalized.

l) Asset retirement obligations and environmental liabilities

The Company recognizes liabilities for retirement obligations associated with tangible long-lived assets, such as producing sites when there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The initial measurement of an asset retirement obligation is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the condensed consolidated statements of financial position. When the assumptions used to estimate a recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. The Company's asset retirement obligations also include estimated environmental remediation costs which arise from normal operations and are associated with the retirement of such long-lived assets. The asset retirement cost is depreciated using a systematic and rational method similar to that used for the associated property and equipment.

m) Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company's accounting policy for property and equipment.

n) Fair value measurements

Certain of the Company's assets and liabilities are measured at fair value at each reporting date. Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants. This price is commonly referred to as the "exit price." Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

● Level 1 - Inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

● Level 2 - Inputs consist of quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active.

● Level 3 - Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o) Financial instruments

Classification and Measurement

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on their context within the Company's business model and the characteristics of the contractual cash flows as described below:

Financial Assets	Subsequent Measurement
Cash	Amortized cost
Trade and other receivables	Amortized cost
Notes receivable	Amortized cost
Prepaid expenses and other current assets	Amortized cost

Financial liabilities
Accounts payable	Amortized cost
Accrued expenses	Amortized cost
Ore sale advances	Amortized cost
Promissory notes payable	Amortized cost
Convertible debentures	Amortized cost
Federal relief loans	Amortized cost
Finance lease liabilities	Amortized cost
Operating lease liabilities	Amortized cost
Derivative assets and liabilities	Fair value thorough statement of loss and comprehensive loss

Derivative assets and liabilities

Derivative instruments executed by the Company to manage market risk are classified as fair value through the statement of loss and comprehensive loss are recorded on the Consolidated Statement of Financial Position as derivatives assets and liabilities measured at fair value. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics, risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through the statement of loss and comprehensive loss. Gains and losses on derivative instruments are recorded as gains and losses on derivatives in the Consolidated Statement of loss and comprehensive loss in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non‐cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date.

Impairment of Financial Assets

The Company applies an expected credit loss ("ECL") to financial assets measured at amortized cost and debt investments measured at fair value through other comprehensive income (loss). For the Company's financial assets measured at amortized cost, loss allowances are determined based on the ECL over the asset's lifetime. ECLs are a probability‐weighted estimate of credit losses, considering possible default events over the expected life of a financial asset. ECLs are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive) over the life of the financial asset, discounted at the effective interest rate specific to the financial asset.

p) Comparative amounts

The comparative amounts presented in these condensed consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

4. GOING CONCERN

The Company has incurred losses for several years and, at February 28, 2022, has an accumulated deficit of $106,091,575 (August 31, 2021 - $100,138,592) and working capital of $661,622 (August 31, 2021 deficiency of $(6,264,427)). These condensed consolidated financial statements have been prepared on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing, which it is currently in the process of obtaining. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These condensed consolidated financial statements do not reflect the adjustments or reclassifications that would be necessary if the Company were unable to continue operations in the normal course of business.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

5. NOTES RECEIVABLE

The Company's notes receivables consist of:

			Principal due	Principal due
	Maturity Date	Interest Rate	February 28, 2022	August 31, 2021
Notes Receivable - Related Party
Manhatten Enterprises	March 16, 2020	5%	$76,000	$76,000
Interest accrued			18,844	16,959
			$94,844	$92,959
Notes Receivable
Deweast Limited	January 31, 2022	-	$-	$200,000
Unhide Inc	September 30, 2021	-	-	230,000

			$-	$430,000

Manhatten Enterprises - Related Party

The Company advanced Manhatten Enterprises the sum of $76,000 pursuant to a promissory note on March 16, 2017. The note, which bears interest at 5% per annum, matured on March 16, 2020. The Note has reached its maturity date, management has undertaken to enter into a new agreement or extend the terms of the existing agreement, there have been no successful negotiations to date.

Manhatten Enterprises is controlled by the interim Chief Executive Officer and director of the Company, Dr. Vladimir Podlipsky.

Deweast Limited

On August 31, 2021, in terms of an unsecured loan agreement entered into with Deweast Limited ("Deweast") the Company advanced the sum of $200,000 to Deweast, maturing on January 31, 2022. On or before the maturity date Deweast agreed to repay the Company $220,000. In the event that Deweast fails to repay the amount due on maturity date the full balance owing at maturity will accrue interest at 10% per annum until paid in full.

The principal sum of $200,000 plus accrued interest of $20,000 was repaid during the current year.

Unhide, Inc.

On August 31, 2021, in terms of an unsecured loan agreement entered into with Unhide Inc. ("Unhide") the Company advanced the sum of $230,000 to Unhid, maturing on September 30, 2021. On or before the maturity date Unhide agreed to repay the Company $238,000. In the event that Unhide fails to repay the amount due on maturity date the full balance owing at maturity will accrue interest at 10% per annum until paid in full.

The principal sum of $230,000 plus accrued interest thereon of $8,000 was repaid during the current year.

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Included in prepayments and other current assets are cash deposits of $1,907,000 (acting through its wholly owned subsidiary, TMC Capital LLC ("TMC"), for the acquisition of 100% of the operating rights under U.S. federal oil and gas leases, administered by the U.S. department of Interiors' Bureau of Land Management in Garfield and Wayne Counties covering approximately 8,480 gross acres in P.R. Springs and the Tar Sands Triangle within the State of Utah. The total consideration of $3,000,000 has been partially settled by a cash payment of $1,907,000, with the balance of $1,093,000 still outstanding.

In terms of a letter agreement dated April 17, 2020 between the transferor of the oil and gas leases and TMC, as transferee, due to uncertainty as to whether all of the 10 leases which the Company had initially paid deposits for are available, an adjustment to the purchase price has been agreed upon as follows: (i) should all 10 of the leases be available, the Company will pay the additional $1,093,000 for the rights under the leases; (ii) if only a portion of the leases ranging from 4 to 9 of the leases are available, the Company will adjust the final purchase price of the leases to between $1.5 million and $2.5 million; and (iii) notwithstanding the above, if after a period of 7 years from April 17, 2020, if at least six of the leases are not available to the Company, then the Company may demand a refund of $1.2 million or instruct the Seller to acquire other leases in the same area for up to $1.2 million.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

6. PREPAYMENTS AND OTHER CURRENT ASSETS (continued)

In addition, included in prepayments and other current assets is an amount of $500,000 paid during the period July 8, 2021 and August 11, 2021, in terms of the agreements governing reciprocal assignment of mineral leases dated as of October 15, 2021 under which TMC and POR agreed to; (i) assign all of its interest in the TMC mineral leases and the short term mining lease dated August 10, 2020 as amended on July 1, 2021, sub-leased from Valkor and two mineral leases entered into between SITLA, as lessor, and POR, as lessee, covering lands in Asphalt Ridge that largely adjoin the lands held under the TMC Mineral Lease, and Valkor agreed to assign to TMC Capital LLC, the record lease title and all of its rights and interest under three SITLA Utah state oil sands leases located in an area referred to as "Asphalt Ridge Northwest" in Uintah County Utah.

The assignment of the SITLA leases are subject to approval by SITLA before the agreement comes into effect.

In addition, included in prepaid expenses is an amount of $800,000 paid to Chain West LLC. To evaluate emerging technologies in the production of hydrocarbon products and evaluating and potentially acquiring for the Company, Canadian oil sands property leases and operating rights for the application of the Company's proprietary technology. The prepayment is comprised of a service fee of $250,000 which has been prepaid and a further $550,000 of deposit funds to retain professionals to assist Chain west in its undertaking to the Company. Chain west is to provide calendar quarterly reports to the Company detailing the usage of the deposit funds. Upon termination or expiry of the agreement, Chain West will within 15 days refund the unexpended portion of the deposit.

In addition, included in prepaid expenses is an amount of $170,000 paid to Saskatchewan Ltd., in terms of a transport and mobilization planning agreement whereby Saskatchewan will evaluate the logistics of large equipment transportation in Canada, with the possibility of the Company relocating its current plant based in Uintah, Utah to a Canadian location. The agreement is for a period of one year, subject to any extensions agreed to in writing and may be terminated following the expiration of the initial 180 days of the agreement.  The prepayment consists of a prepaid fee of $150,000 and a further advance of $20,000 to cover out of pocket expenses.

As of February 28, 2022, the Company has paid retainers to lawyers of $150,000 for administrative matters it is currently defending.

7. MINERAL LEASES

	TMC	SITLA	BLM
	Mineral	Mineral	Mineral
	Lease	Lease	Lease	Total
Cost
August 31, 2020	$11,091,388	$19,755	$23,800,000	$34,911,143
Additions	-	-	-	-
August 31, 2021	11,091,388	19,755	23,800,000	34,911,143
Additions	-	-	-	-
February 28, 2022	$11,091,388	$19,755	$23,800,000	$34,911,143

Accumulated Amortization
August 31, 2020, 2021 and February 28, 2022	$-	$-	$-	$-

Carrying Amounts
August 31, 2020	$11,091,388	$19,755	$23,800.000	$34,911,143
August 31, 2021	$11,091,388	$19,755	$23,800,000	$34,911,143
February 28, 2022	$11,091,388	$19,755	$23,800,000	$34,911,143

During October 2021, the Company, acting through its indirect wholly owned subsidiaries TMC and POR, and Valkor, have entered into the Exchange Agreement governing reciprocal assignment of mineral leases dated as of October 15, 2021 under which TMC and POR agreed to assign all of their respective interests in the TMC mineral leases and the short term mining lease dated August 10, 2020 as amended on July 1, 2021, sub-leased from Valkor and two mineral leases entered into between the State of Utah's School and Institutional Trust Land Administration ("SITLA"), as lessor, and POR, as lessee, covering lands in Asphalt Ridge that largely adjoin the lands held under the TMC Mineral Lease and Valkor agreed to assign to TMC Capital LLC, the record lease title and all of its rights and interest under three SITLA Utah state oil sands leases located in an area referred to as "Asphalt Ridge Northwest" in Uintah County Utah.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

7. MINERAL LEASES (continued)

In addition, the Corporation, acting through TMC, and Valkor entered into an Agreement and Assignment of Participation Rights in Mineral Leases and Properties, dated as of October 15, 2021, in which Valkor agreed to grant to TMC a right to participate in any oil sands development operations conducted by Valkor in the future on or within the privately owned Temple Mountain Lease; and the Company, acting through TMC and Valkor entered into an Agreement Governing Assignment of Operating Rights Under Utah State Mineral Leases, dated as of October 15, 2021, in under which TMC agreed to assign to Valkor all of the operating rights under the Asphalt Ridge North West Leases at depths and intervals located 500 feet or more below the surface, with TMC reserving the right to participate in (a) any exploratory or production operation conducted by Valkor at the deeper depths or intervals (below 500 feet from the surface) at and with up to a 50% working interest, and (b) in any oil sands processing plant proposed by either party at up to a 50% ownership interest in any such plant.

The assignment of the SITLA leases are subject to approval by SITLA before the agreement comes into effect.

(a) TMC Mineral Lease

Effective August 10, 2020, the TMC mineral lease was terminated and a new Short-Term Mining Lease agreement between Valkor and Asphalt Ridge, Inc was entered into with a back to back Short-Term Mining and Mineral sub-lease entered into between Valkor and TMC, whereby all of the rights and obligations of the lease were sub-let to TMC.

The salient terms of the lease were as follows:

1. The exclusive right and privilege during the term of this Sublease to explore for and mine by any methods now known or hereafter developed, extract and sell or otherwise dispose of, any and all asphalt, bitumen, maltha, tar sands, oil sands ("Tar Sands") and any and all other minerals of whatever kind or nature which are associated with or contained in any Tar Sands deposit, whether hydrocarbon, metalliferous, non-metalliferous or otherwise, including, but not limited to, gold, silver, platinum, sand and clays on and in the Property, and whether heretofore known or hereafter discovered (collectively, "Minerals"), from the ground surface to a depth of 3,000 feet above Mean Sea level (MSL), together with the products and byproducts of the processing of the Minerals, and together with the right to use so much of the surface of the Property as may be necessary in the exercise of said rights and in furtherance of the purposes expressed herein, including ingress and egress, and together with the right to construct on the Property such improvements as may be reasonably necessary to the exploration for and the mining, extraction, removal, processing, beneficiating, sale or other disposition of the Minerals, but not including the construction of any new roads without the prior written consent of Sublessor; and

2. The right to use any or all of the Water Rights at any time during the term of this Sublease in conducting its activities as provided for herein; provided that approval of change applications may need to be obtained in order to allow use of the Water Rights on the Property for mining purposes.

3. The term of the sub-lease is for the period ending June 30, 2021 unless the Short Term Mining Lease between Valkor and Asphalt Ridge is terminated earlier.

4. During the Term and subject to the Lessor Reserved Rights, Sublessee shall have the right to explore, develop, mine, drill, pump, process, produce and market the Minerals in, on, or under the Property, including any existing stockpiles or dumps, whether by drilling, surface, strip, contour, quarry, bench, underground, solution, in situ or other mining methods, and in connection therewith, Sublessee shall have the right to conduct the following activities and operations ("Operations") on the Property in accordance with the terms of this Sublease and applicable laws and regulations:

a. To mine, process, mill, beneficiate, treat, concentrate, extract, refine, leach, convert, upgrade, prepare for market, any and all Minerals mined or otherwise extracted from the Property;

b. To temporarily store or permanently dispose on the Property Minerals, water, waste or other materials resulting from Operations on the Property;

c. to use and develop any and all ditches, flumes, water and Water Rights and appurtenant to the Property; and

d. to use so much of the surface and surface resources of the Property as may be reasonably necessary in the exercise of said rights, or which Sublessee may deem desirable or convenient, including rights of ingress and egress in connection with its operations on the Property. During the term of the lease the sub-lessee has the right to use any or all of the Water Rights at any time during the term of this Sublease in conducting its activities as provided for herein; provided that approval of change applications may need to be obtained in order to allow use of the Water Rights on the Property for mining purposes.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

7. MINERAL LEASES (continued)

(a) TMC Mineral Lease (continued)

5. TMC will pay Valkor the sum of $25,000 on lease commencement, and thereafter $15,000 per month until expiration of the lease

6. TMC will pay a production royalty as follows:

a. For "Bitumen Product" produced from Tar Sands mined or otherwise extracted from the Property shall be eight percent (8%) of the gross sales revenue received by Sublessee from the sale of such Bitumen Product at the Property. As used herein, the term "Bitumen Product" means naturally occurring oil in the Tar Sands that is sold in whatever form, including run-of-mine, screened, processed, or after the addition of any additives and/or upgrading of the Bitumen Product

b. The Production Royalty on all other Minerals produced from Bitumen Product mined or otherwise extracted from the Property and sold shall be eight percent (8%) of the gross sales revenue received by Sublessee. Subject to the provisions of Paragraph 1, wherein sales of products and byproducts are wholly accounted for, should sales occur to a third party purchaser that is engaged in marketing a variety of products or by-products made from such materials, payments to Sublessor may vary. If Sublessee's receipts are measurably greater than comparable sales by others of similar products or byproducts which may be due to the nature of high end by-products such as frac sands produced and sold by the third party, the Production Royalty to Sublessor shall be the greater of a 5% royalty on the gross value of the product and by-products sold by the third party or 50% of the gross revenue received by Sublessee from the sale of such products or byproducts, as the case may be.

c. The Production Royalty on oil and gas, and associated hydrocarbons produced by Sublessee using standard oil and gas drilling recovery techniques above 3000 feet MSL and sold shall be 1/6 of the gross market value.

d. Any sales of Minerals to third parties shall be of such a nature that the sales price adequately represents the market value of all potential products or by-products.

e. Minerals shall be deemed sold at the time they leave the Property or at the time the Minerals are transferred by Sublessee to an Affiliate. As used herein, "Affiliate" means any business entity which, directly or indirectly, is owned or controlled by Sublessee or owns or controls Sublessee, or any entity or firm acquiring Minerals from Sublessee otherwise than at arm's-length.

7. Prior to commencing any Operations, Sublessee shall have obtained final approval of all necessary mining and reclamation plans from the Utah Division of Oil, Gas and Mining, or its successor agency (the "Division") authorizing Sublessee's Operations and shall have posted with and obtained approval from the Division of a surety bond or other financial guarantee ("Reclamation Surety") in the amount and form acceptable to the Division and sufficient to guarantee Sublessee's performance of reclamation in accordance with Utah laws and regulations. The amount of the surety bond or financial guarantee shall be periodically reviewed in accordance with Division's regulations and, if the Division directs, increased or otherwise modified as directed by the Division. Sublessee shall keep Sublessor fully informed as to reclamation costs and bonding requirements and Sublessor's approval of the bond amount shall be required. Sublessor will not unreasonably withhold such approval.

8. Under the terms of the Lease, Asphalt Ridge , Inc. has reserved the right at any time during the term of the Lease to convey all or part of the Property or the Water Rights, or rights therein, subject to the Lease and shall give Sublessor Notice of any such conveyance. This Sublease shall be subject to the right reserved by the Lessor as described herein. Upon Sublessor's receipt of any sale or conveyance of the Property by Lessor, Sublessor shall promptly notify Sublessee in writing of any such conveyance.

(b) SITLA Mineral Lease (Petroteq Oil Recovery, LLC mineral lease)

On June 1, 2018, the Company acquired mineral rights under two mineral leases entered into between SITLA, as lessor, and POR, as lessee, covering lands in Asphalt Ridge that largely adjoin the lands held under the TMC Mineral Lease (collectively, the "SITLA Mineral Leases"). The SITLA Mineral Leases are valid until May 30, 2028 and have rights for extensions based on reasonable production. The leases remain in effect beyond the original lease term so long as mining and sale of the tar sands are continued and sufficient to cover operating costs of the Company.

Advanced royalty of $10 per acre are due annually each year the lease remains in effect and can be applied against actual production royalties. The advanced royalty is subject to price adjustment by the lessor after the tenth year of the lease and then at the end of each period of five years thereafter.

Production royalties payable are 8% of the market price of marketable product or products produced from the tar sands and sold under arm's length contract of sale. Production royalties have a minimum of $3 per barrel of produced substance and may be increased by the lessor after the first ten years of production at a maximum rate of 1% per year and up to 12.5%.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

7. MINERAL LEASES (continued)

(c) BLM Mineral Lease

On January 18, 2019, the Company paid $10,800,000 for the acquisition of 50% of the operating rights under U.S. federal oil and gas leases, administered by the U.S. Department of Interior's Bureau of Land Management ("BLM") covering approximately 5,960 gross acres (2,980 net acres) within the State of Utah. The total consideration of $10,800,000 was settled by a cash payment of $1,800,000 and by the issuance of 15,000,000 shares at an issue price of $0.60 per share, amounting to $9,000,000.

On July 22, 2019, the Company acquired the remaining 50% of the operating rights under U.S. federal oil and gas leases, administered by the BLM covering approximately 5,960 gross acres (2,980 net acres) within the State of Utah, for a total consideration of $13,000,000 settled by the issuance of 30,000,000 shares at an issue price of $0.40 per share, amounting to $12,000,000 and cash of $1,000,000, of which $100,000 has not been paid to date.

With respect to one of the BLM leases in the PR Spring area of Utah, a lease in which the Company has acquired oil sands operating rights in 2019, the BLM has decided to remove the lease from the combined hydrocarbon lease application (CHL application) originally filed by Exxon Corporation and Enercor, Inc. in 1983 under the (U.S.) Combined Hydrocarbon Act of 1981. The Company derives ownership of its operating rights from the record title to the lease held by Exxon and assigned to Enercor in 2009, with Exxon's registration of the assignment of record title to Enercor having been accepted by BLM in 2010.

BLM decision to exclude the PR Spring lease from the 1984 Exxon CHL application appears to be based on a unilateral decision by a private company - which BLM has identified in its administrative records as the record title owner of the lease - to have the lease removed from the CHL application. Removal of the lease from the original Exxon CHL application will, unless BLM's decision is corrected,  undermine the Company's ability to develop the oil sands resources located on lands covered by the lease (and on the lands covered by other leases that were included in the 1983 Exxon CHL application.

We have determined, from title reports and land records, that the BLM has made an administrative and legal error in excluding our PR Spring lease from the new CHL issued pursuant to the 1983 Exxon CHL application.  We anticipate that BLM's error will be corrected as we move our BLM leases through the BLM administrative registration process, a process that will ensure that BLM's actions are corrected if they are determined to have been erroneously made. However, if for any reason the Company is unsuccessful in obtaining a reversal of BLM's decision, we will at that time conduct a full impairment analysis to determine the extent to which the value of the lease has been permanently impaired by the BLM decision.

8. PROPERTY, PLANT AND EQUIPMENT

	Oil Extraction Plant	Other Property and Equipment	Total
Cost
August 31, 2020	$37,627,885	$438,860	$38,066,745
Additions	5,512,715	-	5,512,715
August 31, 2021	43,140,600	438,860	43,579,460
Additions	-	3,506	3,506
February 28, 2022	$43,140,600	$442,366	$43,582,966

Accumulated Amortization
August 31, 2020	$2,148,214	$336,019	$2,484,233
Additions	-	45,810	45,810
August 31, 2021	2,148,214	381,829	2,530,043
Additions	-	21,662	21,662
February 28, 2022	$2,148,214	$403,491	$2,551,705

Carrying Amount
August 31, 2020	$35,479,671	$102,841	$35,582,512
August 31, 2021	$40,992,386	$57,031	$41,049,417
February 28, 2022	$40,992,386	$38,875	$41,031,261

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

8. PROPERTY, PLANT AND EQUIPMENT (continued)

Oil Extraction Plant

In June 2011, the Company commenced the development of an oil extraction facility on its mineral lease in Maeser, Utah and entered into construction and equipment fabrication contracts for this purpose. On September 1, 2015, the first phase of the plant was completed and was ready for production of hydrocarbon products for resale to third parties. During the year ended August 31, 2017 the Company began the dismantling and relocating the oil extraction facility to its TMC Mineral Lease facility to improve production and logistical efficiencies while continuing its project to increase production capacity to a minimum capacity of 400-500 barrels per day. The plant has been substantially relocated to the TMC mining site and expansion of the plant to production of 400-500 barrels per day has been substantially completed.

Included in the cost of construction is capitalized borrowing costs as at February 28, 2022 and August 31, 2021 of $4,421,055. No borrowing costs were capitalized for the six months ended February 28, 2022 and the year ended August 31, 2021.

As a result of the relocation of the plant and the planned expansion of the plant's production capacity to 400-500 barrels per day, and subsequently to an additional 3,000 barrels per day, the Company re-evaluated the depreciation policy of the oil extraction plant and the oil extraction technologies (Note 9) and determined that depreciation should be recorded on the basis of the expected production of the completed plant at various capacities. No amortization has been recorded during the six months ended February 28, 2022 and for the year ended August 31, 2021 as there has only been test production during these periods.

9. LEASES

The Company entered into a real property lease for office space located at 15315 Magnolia Blvd., Sherman Oaks, California. The lease commenced on September 1, 2019 and expires on August 31, 2024, monthly rental expense is $4,941 per month with annual 3% escalations during the term of the lease.

The initial value of the right-of-use asset was $245,482 and the operating lease liability was $245,482. The Company monitors for events or changes in circumstances that require a reassessment of our lease. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative right-of-use asset balance is recorded as a loss in the statement of operations and comprehensive loss.

During April 2015, the Company entered into two equipment loan agreements in the aggregate amount of $282,384, with financial institutions to acquire equipment for the oil extraction facility. The loans had a term of 60 months and bore interest at rates between 4.3% and 4.9% per annum. Principal and interest were paid in monthly installments. These loans were secured by the acquired assets.

On May 7, 2018, the Company entered into a negotiable promissory note and security agreement with Commercial Credit Group to acquire a crusher from Power Equipment Company for $660,959. An implied interest rate was calculated as 12.36% based on the timing of the initial repayment of $132,200 and subsequent 42 monthly instalments of $15,571. The terms of the note were renegotiated during June 2020, and the instalments were amended to $16,140 per month due to payments not being made during the pandemic. The promissory note is secured by the crusher.

Discount Rate

To determine the present value of minimum future lease payments for operating leases at September 1, 2019, the Company was required to estimate a rate of interest that it would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment (the "incremental borrowing rate" or "IBR").

The Company determined the appropriate IBR by identifying a reference rate and making adjustments that take into consideration financing options and certain lease-specific circumstances. For the reference rate, the Company used the 5 year ARM (adjustable-rate mortgage) interest rate at the time of entering into the agreement and compared that rate to the Company's weighted average cost of funding at the time of entering into the operating lease. The Company determined that 10.00% was an appropriate incremental borrowing rate to apply to its real-estate operating lease.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

9. LEASES (continued)

Right of use assets

Right of use assets included in the condensed consolidated statement of financial position is as follows:

	February 28, 2022	August 31, 2021
Non-current assets
Right of use assets - operating leases, net of amortization	$143,462	$167,048
Right of use assets - finance leases, net of depreciation - included in property, plant and equipment	657,683	677,853

Lease costs consist of the following:

	Six months ended February 28, 2022	Six months ended February 28, 2021

Finance lease cost:	$26,474	$36,412
Depreciation of right of use assets	20,170	23,045
Interest expense on lease liabilities	6,304	13,367

Operating lease expense	31,451	19,764

Total lease cost	$57,925	$56,176

Other lease information:

	Six months ended February 28, 2022	Six months ended February 28, 2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	$(6,304)	$(13,367)
Operating cash flows from operating leases	(31,451)	(19,764)
Financing cash flows from finance leases	$(75,058)	$(83,473)

Weighted average remaining lease term - finance leases	-	0.86 years
Weighted average remaining lease term - operating leases	2.50 years	3.50 years
Weighted average discount rate - finance leases	13.52%	13.52%
Weighted average discount rate - operating leases	10.00%	10.00%

Maturity of Leases

The amount of future minimum lease payments under finance leases is as follows:

	February 28, 2022	August 31, 2021
Undiscounted minimum future lease payments
Total instalments due:
Within 1 year	$-	$80,700
	-	80,700
Imputed interest	-	(5,642)
Total finance lease liability	$-	$75,058

Disclosed as:
Current portion	$-	$75,058

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

9. LEASES (continued)

The amount of future minimum lease payments under operating leases is as follows:

	February 28, 2022	August 31, 2021
Undiscounted minimum future lease payments
Total instalments due:
Within 1 year	$63,846	$62,903
1 to 2 years	65,762	64,790
2 to 3 years	33,367	66,734
	162,975	194,427
Imputed interest	(19,513)	(27,379)
Total operating lease liability	$143,462	$167,048

Disclosed as:
Current portion	$51,809	$48,376
Non-current portion	91,653	118,672
	$143,462	$167,048

10. INTANGIBLE ASSETS

Oil Extraction
Technologies
Cost
August 31, 2020	$809,869
Additions	-
August 31, 2021	809,869
Additions	-
February 28, 2022	$809,869

Accumulated Amortization
August 31, 2020	$102,198
Additions	-
August 31, 2021	102,198
Additions	-
February 28, 2022	$102,198

Carrying Amounts
August 31, 2020	$707,671
August 31, 2021	$707,671
February 28, 2022	$707,671

Oil Extraction Technologies

During the year ended August 31, 2012, the Company acquired a closed-loop solvent based oil extraction technology which facilitates the extraction of oil from a wide range of bituminous sands and other hydrocarbon sediments. The Company has filed patents for this technology in the USA and Canada and has employed it in its oil extraction plant. The Company commenced partial production from its oil extraction plant on September 1, 2015 and was amortizing the cost of the technology over fifteen years, the expected life of the oil extraction plant. Since the company has increased the capacity of the plant to 400 to 500 barrels daily during 2018, and expects to further expand the capacity to an additional 3,000 barrels daily, it determined that a more appropriate basis for the amortization of the technology is the units of production at the plant after commercial production begins again.

No amortization of the technology was recorded during the six months ended February 28, 2022 and the year ended august 31, 2021.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable as at February 28, 2022 and August 31, 2021 consist primarily of amounts outstanding for construction and expansion of the oil extraction plant and other operating expenses that are due on demand.

Accrued expenses as at February 28, 2022 and August 31, 2021 consist primarily of other operating expenses and interest accruals on promissory notes (Note 12) and convertible debentures (Note 13).

12. PROMISSORY NOTES PAYABLE

			Principal due	Principal due
Lender	Maturity Date	Interest Rate	February 28, 2022	August 31, 2021
Promissory notes
Private lender	April 29, 2022	10.00%	$23,298	$23,298

On April 29,2021 the Company issued a promissory note to a private lender in the aggregate sum of $500,000. The promissory note bears interest at 10% per annum and is repayable on April 29, 2022. The Company repaid $476,702 of the outstanding balance as at February 28, 2022. The balance remaining at February 28, 2022 is $23,298.

13. CONVERTIBLE DE\

			Principal due
Lender	Maturity Date	Interest Rate	February 28, 2022	August 31, 2021
Calvary Fund I LP	July 31, 2021	12.00%	$-	$80,000
	August 7, 2021	0%	-	25,000
Cantone Asset Management LLC	December 17, 2021	7.00%	240,000	240,000
	December 30, 2021	18.00%	-	50,000
	July 1, 2023	8.00%	300,000	300,000
Private lender	October 29, 2020	10.00%	200,000	200,000
Petroleum Capital Funding LP.	November 26, 2023	10.00%	265,000	318,000
	December 4, 2023	10.00%	360,000	432,000
	March 30, 2024	10.00%	392,500	471,000
	July 21, 2025	10.00%	2,500,000	3,000,000
Power Up Lending Group LTD	April 21, 2022	12.00%	-	92,125
	May 20, 2022	12.00%	-	141,625
	July 2, 2022	12.00%	-	114,125
EMA Financial, LLC	April 22, 2021	8.00%	3,120	3,120
Morison Management S.A	October 15, 2020	10.00%	184,251	184,251
	January 16, 2021	10.00%	55,000	55,000
	April 21, 2022	12.00%	92,125	-
	May 20, 2022	12.00%	141,625	-
	July 2, 2022	12.00%	114,125	-
Bellridge Capital LP.	March 31, 2021	15.00%	-	2,900,000
	September 30, 2021	5.00%	-	1,400,000
Private lender	July 24, 2022	8.00%	20,000	120,000
			4,867,746	10,126,246
Unamortized debt discount			(2,675,728)	(3,978,710)
Total loans			$2,192,018	$6,147,536

The maturity date of the convertible debentures are as follows:

	February 28, 2022	August 31, 2021
Principal classified as repayable within one year	$951,375	$5,255,874
Principal classified as repayable later than one year	1,240,643	891,662
	$2,192,018	$6,147,536

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(a) Cavalry Fund I LP

(i) On August 19, 2019, the Company issued a convertible debenture to Calvary Fund LLP ("Cavalry") for an aggregate principal amount of $480,000, including an original issue discount of $80,000, for net proceeds of $374,980 after certain legal expenses, and a warrant exercisable for 2,666,666 common shares at an exercise price of $0.15 per share. The convertible debenture bore interest at 3.3% per annum and matured on August 29, 2020. The convertible debenture may be converted into common shares of the Company at a conversion price of $0.17 per share.

In terms of an Amended and Restated Amending Agreement between the parties entered into on August 7, 2020, the maturity date of the convertible debenture was amended to July 31, 2021 and the conversion price was amended to $0.0412 per share and the exercise price of the warrant was amended to $0.0412 per share and the maturity date was amended to July 31, 2021.

On April 13, 2021, in terms of a conversion notice received, the Company issued a total of 9,708,737 shares of common stock converting $400,000 of the aggregate principal of the note entered into on August 19, 2019.

On July 6, 2021, in terms of a debt conversion agreement entered into with Cavalry, the Company agreed to convert unpaid interest of $22,500 on the note entered into on October 12, 2018; and unpaid principal of $80,000 and unpaid interest of $30,560 on this convertible note; and unpaid principal of $25,000 on a convertible note entered into on August 7, 2020 into 1,681,488 shares of common stock at a conversion price of $0.094 per share for a total of 1,681,488 shares, which have not been issued as yet and are subject to TSXV approval. The Company may have to renegotiate the terms of the debt conversion agreement based on the recommendations of the TSXV.

In terms of a debt settlement agreement totaling $158,060 entered into and settled effective January 26, 2022, the aggregate principal amount of $80,000 and interest thereon of $30,560 on this note was settled thereby extinguishing the note.

(ii) On August 7, 2020, the Company issued a convertible debenture to Calvary for an aggregate principal amount of $150,000, including an original issue discount of $25,000, for net proceeds of $125,000, and a warrant exercisable for 3,033,980 common shares at an exercise price of $0.0412 per share. The convertible debenture bore interest at 0.0% per annum and maturing on August 7, 2021. The convertible debenture may be converted into common shares of the Company at a conversion price of $0.0412 per share.

On May 26, 2021, in terms of a conversion notice received, the Company issued a total of 9,101,942 shares of common stock converting $250,000 of the aggregate principal of the note entered into on October 12,2018, see note 16(a)(ii) above, and $125,000 of the aggregate principal of this note entered into on August 7, 2020.

On July 6, 2021, in terms of a debt conversion agreement entered into with Cavalry, the Company agreed to convert unpaid interest of $22,500 on the note entered into on October 12, 2018; and unpaid principal of $80,000 and unpaid interest of $30,560 on the convertible note entered into on August 19, 2019; and unpaid principal of $25,000 on this convertible note, into 1,681,488 shares of common stock at a conversion price of $0.094 per share for a total of 1,681,488 shares, which have not been issued as yet and are subject to TSXV approval. The Company may have to renegotiate the terms of the debt conversion agreement based on the recommendations of the TSXV.

In terms of a debt settlement agreement totaling $158,060 entered into and settled effective January 26, 2022, the aggregate principal amount of $25,000 on this note was settled thereby extinguishing the note.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(b) Cantone Asset Management, LLC

(i) On September 17, 2019, the Company issued a convertible debenture to Cantone Asset Management, LLC ("Cantone") in the aggregate principal amount of $240,000, including an original issue discount of $40,000, for net proceeds of $200,000. The convertible debenture bears interest at 7% per annum and the gross proceeds less the OID, of $200,000 is convertible into common shares at a conversion price of $0.21 per share, and maturing on December 17, 2020.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 952,380 common shares at an exercise price of $0.26 per share, expiring on December 17, 2020.

In accordance with the terms of an Amending Agreement entered into on July 7, 2020, the conversion price was amended to $0.037 per share and the warrant exercise price was amended to $0.03 per share.

On March 17, 2021, The company entered into an amending agreement whereby the conversion price of the convertible note was amended to $0.0475 per share, the maturity date was extended to December 17, 2021 and the interest rate was amended to 18% with effect from October 20, 2020.

On March 17, 2021, the Company entered into a debt conversion agreement whereby outstanding interest of $22,660 accrued until December 28, 2020 on two convertible notes was converted into 581,026 shares of common stock. The debt conversion agreement included $14,160 of interest related to this September 2019 convertible note.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $132,007, consisting of outstanding interest of $92,007 accrued until June 1, 2021 on various convertible notes and a principal amount outstanding of $40,000 on one convertible note, was converted into 949,688 shares of common stock. The debt conversion agreement included $21,840 of interest related to this September 2019 convertible note.

(ii) On September 23, 2020, the Company issued a convertible debenture to Cantone Asset Management in the aggregate principal amount of $300,000, including an original issue discount of $50,000, for net proceeds of $247,500. The convertible debenture bears interest at 7% per annum and the gross proceeds less the OID, of $250,000 is convertible into common shares at a conversion price of $0.055 per share until September 23, 2021 and thereafter at $0.08 per share. The convertible debenture matures on December 23, 2021.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 4,545,454 common shares at an exercise price of $0.055 per share, expiring on December 23, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $132,007, consisting of outstanding interest of $92,007 accrued until June 1, 2021 on various convertible notes and a principal amount outstanding of $40,000 on one convertible note, was converted into 949,688 shares of common stock. The debt conversion agreement included $37,050 of interest related to this September 2020 convertible note.

On August 30, 2021, in terms of a conversion notice received, the Company issued a total of 4,545,454 shares of common stock converting $250,000 of the aggregate principal of the note entered into on September 2020.

On January 14, 2022, the Company repaid the remaining principal balance of $50,000.

(iii) On July 1, 2021, in terms of a subscription agreement entered into with Cantone Asset Management, LLC, the Company issued a convertible debenture in the aggregate principal amount of $300,000, bearing interest at 8% per annum and maturing on July 1, 2023 and convertible into common stock at a conversion price of $0.12 per share. In addition, the Company issued Cantone a warrant exercisable for 2,500,000 shares of common stock at an exercise price of $0.12 per share expiring on July 1, 2023.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(c) Private lender

On October 29, 2019, the Company issued a convertible debenture to a private lender in the aggregate principal amount of $200,000. The convertible debenture bears interest at 10.0% per annum and matured on October 29, 2020.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 555,555 common shares at an exercise price of $0.18 per share, which expired on October 29, 2020.

The aggregate principal amount of $200,000 of the convertible loan, which has past the maturity date of October 29, 2020, remains outstanding.

(d) Petroleum Capital Funding LP

All of the convertible notes issued to Petroleum Capital Funding LP. ("PCF") are secured by a first priority lien on all bitumen reserves at the Asphalt Ridge property consisting of 8,000 acres.

The Company may force the conversion of all of the convertible debentures if the trading price of the Company's common shares on the TSXV Venture Exchange is above $0.40 for 20 consecutive trading days, with an average daily volume of greater than 1 million common shares, and has agreed to certain restrictions on paying dividends, registration rights and rights of first refusal on further debt and equity offerings.

(i) On November 26, 2019, further to a term sheet entered into with PCF, the Company issued a convertible debenture in the aggregate principal amount of $318,000, including an OID of $53,000 for net proceeds of $226,025 after certain issue expenses. The convertible debenture bears interest at 10% per annum and the gross proceeds less the OID of $265,000 is convertible into common shares at a conversion price of $0.21 per share, and matures on November 26, 2023.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 1,558,730 common shares and a brokers warrant exercisable for 124,500 common shares, at an exercise price of $0.17 per share, expiring on November 26, 2023.

On September 22, 2020, the Company entered into an Amending Agreement, whereby the conversion price of the convertible debenture was amended to $0.055 per share and the exercise price of the warrant exercisable for 1,558,730 shares was amended to $0.055 per share, in terms of the Amending Agreement the conversion price became $0.08 per share on September 22, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $61,050, consisting of outstanding interest accrued until June 1, 2021 on various convertible notes was converted into 439,209 shares of common stock. The debt conversion agreement included $15,900 of interest related to this November 2019 convertible note.

On January 26, 2022, the Company paid $53,000 of the outstanding principal. The balance outstanding as of February 28, 2022 was $265,000.

(ii) On December 4, 2019, the Company concluded its second closing as contemplated by the term sheet entered into with PCF per (i) above and issued a convertible debenture in the aggregate principal amount of $432,000, including an OID of $72,000 for net proceeds of $318,600 after certain issue expenses. The convertible debenture bears interest at 10% per annum and the gross proceeds less the OID of $360,000 is convertible into common shares at a conversion price of $0.21 per share, and matures on December 4, 2023.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 2,117,520 common shares and a brokers warrant exercisable for 169,200 common shares, at an exercise price of $0.17 per share, expiring on December 4, 2023.

On September 22, 2020, the Company entered into an Amending Agreement, whereby the conversion price of the convertible debenture was amended to $0.055 per share and the exercise price of the warrant exercisable for 2,117,520 shares was amended to $0.055 per share, in terms of the Amending Agreement the conversion price became $0.08 per share on September 22, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $61,050, consisting of outstanding interest accrued until June 1, 2021 on various convertible notes was converted into 439,209 shares of common stock. The debt conversion agreement included $21,600 of interest related to this December 2019 convertible note.

On January 26, 2022, the Company paid $72,000 of the outstanding principal. The balance outstanding as of February 28, 2022 was $360,000.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(d) Petroleum Capital Funding LP (continued)

(iii) On March 30, 2020, the Company concluded its third closing as contemplated by the term sheet entered into with PCF per (i) above and issued a convertible debenture in the aggregate principal amount of $471,000, including an OID of $78,500 for net proceeds of $347,363 after certain issue expenses. The convertible debenture bears interest at 10% per annum and the gross proceeds less the OID of $392,500 is convertible into common shares at a conversion price of $0.21 per share, and matures on March 30, 2024.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 4,906,250 common shares and a brokers warrant exercisable for 392,500 common shares, at an exercise price of $0.17 per share, expiring on March 30, 2024.

On September 22, 2020, the Company entered into an Amending Agreement, whereby the conversion price of the convertible debenture was amended to $0.055 per share and the exercise price of the warrant exercisable for 4,906,250 shares was amended to $0.055 per share, in terms of the Amending Agreement the conversion price became $0.08 per share on September 22, 2021.

On June 3, 2021, the Company entered into a debt conversion agreement whereby a total amount of $61,050, consisting of outstanding interest accrued until June 1, 2021 on various convertible notes was converted into 439,209 shares of common stock. The debt conversion agreement included $23,550 of interest related to this March 2020 convertible note.

On January 26, 2022, the Company paid $78,500 of the outstanding principal. The balance outstanding as of February 28, 2022 was $392,500.

(iv) On July 21, 2021, in terms of a subscription agreement for debentures and warrants, the Company entered into a convertible debenture agreement with PCF in the aggregate principal amount of $3,000,000 including an OID of $500,000 for net proceeds of $2,191,000 after placement fees and expense allowances of $309,000. The convertible debenture bears interest at 10% per annum and the gross proceeds of $2,500,000 is convertible into common shares at a conversion price of $0.12 per share, subject to anti-dilution adjustments and matures on July 21, 2025. The company also entered into a registration rights agreement with PCF, whereby the Company has agreed to register any securities that the convertible note is convertible into and any warrant shares issuable in terms of the subscription agreement for debentures and warrants.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 20,833,333 common shares and a brokers warrant exercisable for 5,208,333 common shares, at an exercise price of $0.12 per share, expiring on July 21, 2025.

On January 26, 2022, the Company paid $500,000 of the outstanding principal. The balance outstanding as of February 28, 2022 was $2,500,000.

(e) Power Up Lending Group Ltd.

(i) On April 21, 2021, the Company issued a convertible promissory note to Power Up Lending Group Ltd. ("Power Up") in the aggregate principal sum of $92,125, including an original issue discount of $8,375 for net proceeds of $80,000 after certain expenses. The note bears interest at 12% per annum and matures on April 21, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management S.A. ("Morison Management"), whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $83,750 will be convertible under the note at a conversion price of $0.048 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(e) Power Up Lending Group Ltd. (continued)

(ii) On May 20, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $141,625, including an original issue discount of $12,875 for net proceeds of $125,000 after certain expenses. The note bears interest at 12% per annum and matures on May 20,  2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $128,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

(iii) On July 2, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $114,125, including an original issue discount of $10,375 for net proceeds of $100,000 after certain expenses. The note bears interest at 12% per annum and matures on July 2, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $103,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

(f) EMA Financial, LLC

On July 22, 2020, the Company issued a convertible promissory note to EMA for the aggregate principal sum of $150,000, including an original issue discount of $15,000, for net proceeds of $130,500 after certain expenses. The note bears interest at 8% per annum and matures on April 22, 2021. The note may be prepaid subject to a prepayment penalty of 130%. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to the lower of; (i) the lowest trading price of the Company's common stock during the 15 trading days including and immediately preceding the issue date; and (ii) 70% of the two lowest average trading prices during the fifteen prior trading days including and immediately preceding the conversion date.

Between January 25, 2021 and March 2, 2021, EMA converted the aggregate principal sum of $161,880 into 5,200,000 common shares.

(g) Morison Management S.A.

(i) On October 15, 2018, the Company entered into an agreement with SBI Investments, LLC ("SBI") whereby the Company issued 250 one year units for proceeds of $250,000, each debenture consisting of a $1,000 principal convertible unsecured debenture, bearing interest at 10% per annum and convertible into common shares at $0.86 per share, and a warrant exercisable for 1,162 shares of common stock at an exercise price of $0.86 per share, expiring on October 15, 2019.

During December 2019, the maturity date of the convertible loan was extended to October 15, 2020 and the conversion price of the note was reset to $0.18 per share. On February 25, 2021, the Company repaid principal of $16,516 and interest thereon of $33,484, totaling $50,000 and on March 9, 2021, the Company repaid a further $49,232 of principal and interest of $768, totaling 50,000.

On August 3, 2021, in terms of a debt assignment agreement entered into with SBI Investments, SBI Investments assigned an October 15, 2018 convertible debenture with an aggregate principal amount outstanding of $184,251.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(g) Morison Management S.A. (continued)

(ii) On January 16, 2020, the Company entered into an agreement with SBI whereby the Company issued a convertible promissory note for $55,000 for gross proceeds of $50,000, bearing interest at 10% per annum and convertible into common shares at $0.14 per share. The convertible note matured on January 16, 2021. In conjunction with the convertible promissory note, the Company issued a warrant exercisable for 357,142 shares of common stock at an exercise price of $0.14 per share, which warrant expired unexercised on January 16, 2021.

On August 3, 2021, in terms of a debt assignment agreement entered into with SBI Investments, SBI Investments assigned a January 26, 2020 convertible debenture with an aggregate principal amount outstanding of $55,000, to Morison Management.

(iii) On April 21, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $92,125, including an original issue discount of $8,375 for net proceeds of $80,000 after certain expenses. The note bears interest at 12% per annum and matures on April 21, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $83,750 will be convertible under the note at a conversion price of $0.048 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

(iv) On May 20, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $141,625, including an original issue discount of $12,875 for net proceeds of $125,000 after certain expenses. The note bears interest at 12% per annum and matures on May 20,  2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $128,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

(v) On July 2, 2021, the Company issued a convertible promissory note to Power Up in the aggregate principal sum of $114,125, including an original issue discount of $10,375 for net proceeds of $100,000 after certain expenses. The note bears interest at 12% per annum and matures on July 2, 2022. The note may be prepaid subject to certain prepayment penalties ranging from 110% to 130% based on the period of prepayment. The outstanding principal amount of the note is convertible at any time and from time to time at the election of the holder into shares of the Company's common stock at a conversion price equal to 75% of the average of the lowest three trading bid prices during the previous fifteen prior trading days.

On November 17, 2021, Power Up entered into a debt assignment agreement with Morison Management, whereby the convertible note was assigned to Morison Management.

On November 17, 2021, in terms of an Amending Agreement entered into with the Company by Morison Management, the Company amended the note to comply with TSXV requirements, whereby only the aggregate principal sum of $103,750 will be convertible under the note at a conversion price of $0.042 per common share and the maximum amount due under the note in terms of interest rate, fees or other payments is restricted to a rate of 24% per annum.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

13. CONVERTIBLE DEBENTURES (continued)

(h) Bellridge Capital LP.

(i) On September 1, 2020, in terms of an assignment agreement entered into between Bay Private Equity, Inc ("Bay") and Bellridge Capital LP ("Bellridge"), Bay assigned a convertible debenture dated September 17, 2018, with a principal balance outstanding of $3,661,874 and interest accrued thereon of $525,203 to Bellridge. On September 23, 2020, the company entered into an amending agreement with Bellridge, whereby the maturity date of the loan was extended to March 31, 2021 and the conversion price was amended to $0.055 per share, simultaneously Bellridge entered into a debt conversion agreement with the Company converting $1,321,689 of the convertible debt into 24,030,713 shares of common stock at a conversion price of $0.055 per share.

On March 22, 2021, the maturity date of the convertible note was extended to October 31, 2021, all other terms remain the same.

On November 10, 2021, in terms of a conversion notice received, Bellridge Capital LP, converted the aggregate principal sum of $2,900,000 into 52,727,273 common shares at a conversion price of $0.055 per share.

(ii) On April 23, 2021, Bellridge took assignment of a $2,400,000 convertible debenture entered into on January 16, 2019 with Bay Private Equity, Inc. the terms of the. Debenture was amended by the Company and the maturity date was extended to September 30, 2021 and the conversion price was amended to $0.048 per share.

Simultaneously with the debt assignment, on April 23, 2021, Bellridge converted the aggregate principal sum of $1,000,000 and interest and penalty interest thereon of $827,066 into 41,334,246 shares of common stock.

On September 21, 2021, in terms of a conversion notice received, Bellridge Capital LP, converted the aggregate principal sum of $1,400,000 into 29,166,667 common shares at a conversion price of $0.048 per share.

(i) Private lender

On July 24, 2021, the Company issued a convertible debenture to a private lender in the aggregate principal amount of $120,000, for net proceeds of $100,000, after an OID of $20,000 The convertible debenture bears interest at 8% per annum and is convertible into common shares at a conversion price of $0.12 per share, maturing on July 24, 2023.

In conjunction with the convertible debenture, the Company issued a warrant exercisable for 833,333 common shares at an exercise price of $0.12 per share, expiring on July 24, 2023.

On January 21, 2022, in terms of a conversion notice received, $100,000 of the convertible note was converted into 833,333 common shares at a conversion price of $0.12 per share.

14. FEDERAL RELIEF LOANS

Small Business Administration Disaster Relief loan

On June 16, 2020, POR received a Small Business Economic Injury Disaster loan amounting to $150,000, bearing interest at 3.75% per annum and repayable in monthly installments of $731 commencing twelve months after inception with the balance of interest and principal repayable on June 16, 2050. The loan is secured by all tangible and intangible assets of the Company. The proceeds are to be used for working capital purposes to alleviate economic injury caused by the COVID-19 pandemic.

On May 1, 2020 and July 27, 2020, PCA received a Small Business Economic Injury Disaster loan amounting to $10,000 and $150,000, respectively, bearing interest at 3.75% per annum and repayable in monthly installments of $731 commencing twelve months after inception with the balance of interest and principal repayable on July 27, 2050. The loan is secured by all tangible and intangible assets of the Company. The proceeds are to be used for working capital purposes to alleviate economic injury caused by the COVID-19 pandemic.

Payroll Protection Plan loans ("PPP Loans")

On April 11, 2020, POR received a PPP Loan amounting to $133,600, bearing interest at 1.00% per annum and repayable in a single payment after 2 years. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

14. FEDERAL RELIEF LOANS (continued)

Payroll Protection Plan loans ("PPP Loans")

On April 11, 2020, POR received a PPP Loan amounting to $133,600, bearing interest at 1.00% per annum and repayable in a single payment after 2 years. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On January 20, 2021, POR received a further PPP Loan amounting to $133,826, bearing interest at 1.00% per annum and repayable in a single payment after 5 years. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On April 23, 2020, PCA received a PPP Loan amounting to $133,890, bearing interest at 0.98% per annum and repayable in monthly installments commencing on October 23, 2020. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On May 3, 2021, the PPP loan amounting to $133,890 and all accrued interest thereon was forgiven.

On February 3, 2021, PCA received a PPP Loan amounting to $133,890, bearing interest at 0.98% per annum and repayable in monthly installments commencing on December 3, 2021. The loan may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

On November 15, 2021, The remaining PPP loan in the Company's wholly owned subsidiary, PCA amounting to $133,890 and all accrued interest thereon was forgiven.

15. DERIVATIVE LIABILITY

Convertible note issued to several lenders, disclosed in note 12(e), above had conversion rights that were linked to the Company's stock price, at 75% of an average stock price over a period of 15 days prior to the date of conversion.  The number of shares issuable upon conversion of these convertible notes was therefore not determinable until conversion took place. The Company had determined that these conversion features met the requirements for classification as derivative liabilities and had measured their fair value using a Black Scholes valuation model which takes into account the following factors:

• Historical share price volatility;

• Maturity dates of the underlying securities being valued;

• Risk free interest rates; and

• Expected dividend policies of the Company.

The fair value of the derivative liabilities was initially recognized as a debt discount. In terms of amending agreements entered into with Morison Management, as disclosed on note 12(g) (iii) to (v), the terms of the notes were amended and the variable conversion price was amended to fixed conversion prices. The derivative liability was no longer applicable. The derivative liability was evaluated on November 17, 2021, the date of amendment, and the net value of the derivative liability at that date was included in the calculation of the loss on debt extinguishment, based on the beneficial conversion feature of the amended notes on November 17, 2021.

The following assumptions were used in the Black-Scholes valuation model:

Six months ended February 28, 2022
Conversion price	USD$0.042 to $0.146
Risk free interest rate	0.35%
Expected life of derivative liability	6 months
Expected volatility of underlying stock	145.4 to 195.6%
Expected dividend rate	0%

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

15. DERIVATIVE LIABILITY (continued)

The movement in derivative liability is as follows:

	February 28, 2022	August 31, 2021
Opening balance	$322,186	$841,385
Derivative financial liability arising from convertible notes	-	653,826
Fair value adjustment to derivative liability	(52,420)	(1,173,025)
Fair value of derivative included in beneficial conversion feature	(269,766)	-
	$-	$322,186

16. RECLAMATION AND RESTORATION PROVISIONS

	Oil
	Extraction	Site
	Facility	Restoration	Total
Balance at August 31, 2020	$498,484	$2,472,013	$2,970,497
Accretion expense	-	-	-
Balance at August 31, 2021	498,484	2,472,013	2,970,497
Accretion expense	-	-	-
Balance at February 28, 2022	$498,484	$2,472,013	$2,970,497

(a) Oil Extraction Plant

In accordance with the terms of the sub-lease agreement disclosed in note 6 above, the Company is required to dismantle its oil extraction plant at the end of the lease term. During the year ended August 31, 2015, the Company recorded a provision of $350,000 for dismantling the facility.

During the year ended August 31, 2019, in accordance with the requirements to provide a surety bond to the Utah Division of Oil Gas and Mining in terms of the amendment to the Notice of Intent to Commence Large Mining Operations at an estimated production of 4,000 barrels per day, the Company estimated that the cost of dismantling the oil extraction plant and related equipment would increase to $498,484. The discount rate used in the calculation is estimated to be 2.32%.

Because of the long-term nature of the liability, the greatest uncertainties in estimating this provision are the costs that will be incurred and the timing of the dismantling of the oil extraction facility. In particular, the Company has assumed that the oil extraction facility will be dismantled using technology and equipment currently available and that the plant will continue to be economically viable until the end of the lease term.

(b) Site restoration

In accordance with environmental laws in the United States, the Company's environmental permits and the lease agreements, the Company is required to restore contaminated and disturbed land to its original condition before the end of the lease term, which is expected to be in 25 years. During the year ended August 31, 2015, the Company provided $200,000 for this purpose.

The site restoration provision represents rehabilitation and restoration costs related to oil extraction sites. This provision has been created based on the Company's internal estimates. Significant assumptions in estimating the provision include the technology and equipment currently available, future environmental laws and restoration requirements, and future market prices for the necessary restoration works required.

During the year ended August 31, 2019, in accordance with the requirements to provide a surety bond to the Utah Division of Oil Gas and Mining in terms of the amendment to the Notice of Intent to Commence Large Mining Operations at an estimated production of 4,000 barrels per day, the Company estimated that the cost of restoring the site would increase to $2,472,013. The discount rate used in the calculation is estimated to be 2.32%.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

17. COMMON SHARES

Authorized	unlimited common shares without par value
Issued and Outstanding	713,777,652 common shares as at February 28, 2022

Contractual obligations to issue common shares

On July 1, 2021, the Company entered into debt conversion agreements with 4 directors whereby 600,836 common shares are to be issued at $0.094 per share to settle $56,479 of outstanding directors fees. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On August 27, 2021, the Company entered into a debt conversion agreement with a creditor whereby an unpaid invoice for $30,000 for services rendered was convertible into 250,000 common shares at a conversion price of $0.12 per share. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On August 27, 2021, the Company entered into a debt conversion agreement with a creditor whereby an unpaid invoice for $670,000 for services rendered was convertible into 5,583,333 common shares at a conversion price of $0.12 per share. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On October 15, 2021, the Company entered into a debt conversion agreement with Strategic IR whereby the aggregate amount due to Strategic of $299,719 in terms of unpaid professional services rendered to the Company will be settled by the issue of 2,518,645 common shares at an issue price of $0.119 per share, subject to approval of the Board of Directors and the TSXV.

On October 15, 2021, the Company entered into a debt conversion agreement with Morison Management whereby the aggregate principal amount of convertible debt of $239,251 related to an October 2018 convertible debenture of $184,251 and a January 20, 2020 convertible debenture of $55,000 will be convertible into 2,010,521 common shares at a conversion price of $0.119 per share, subject to approval of the Board of Directors and the TSXV.

Convertible debt conversions

Between September 2, 2021 and January 21, 2022, in terms of conversion notices received, the Company issued 82,727,273 shares of common stock for convertible debt in the aggregate sum of $4,400,000.

Debt settlements

On July 9, 2021, the Company entered into a debt conversion agreement with Alpha Capital Anstalt whereby $60,258 representing accrued and unpaid interest on a secured convertible note issued on November 6, 2020 was convertible into 641,046 common shares at a conversion price of $0.094 per share. These shares were issued on January 26, 2022.

On July 6, 2021, the Company entered into a debt conversion agreement with Cavalry Fund I LP whereby unpaid interest of $22,500 on a convertible note entered into on October 12, 2018, unpaid principal of $80,000 and interest thereon on a convertible note entered into on August 19, 2019 and unpaid principal of $25,000 on a convertible note entered into on August 7, 2020, totaling $158,060 was convertible into 1,681,488 common shares at a conversion price of $0.094 per share. These shares were issued on January 26, 2022.

Share subscriptions

During August 2021 the Company received $750,000 from a private investor in terms of an irrevocable subscription agreement for the issue of 6,250,000 units, at an issue price of $0.12 per unit. Each unit consists of one common share and one transferable share purchase warrant exercisable at $0.12 per share, for a period of twenty four months from closing. These shares were issued on February 12, 2022.

Warrants exercised

Between January 12, 2022 and February 1, 2022, the Company received warrant exercise notices from several investors exercising warrants for 58,317,964 shares for gross proceeds of $5,649,037 at an average exercise price of $0.097 per share.

Restitution Receipts

Between November 3, 2021 and January 12, 2022, the Company received $1,439,803 in restitution for convertible debt converted into common shares at prices below that allowed by the TSX Ventures exchange regulations.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

18. STOCK OPTIONS

During the six months ended February 28, 2022 and 2021, the share-based compensation expense was $0 and $399,264.

Stock option transactions under the stock option plan were:

	Six months ended February 28, 2022			Year ended August 31, 2021
	Number of Options	Weighted average exercise price		Number of options	Weighted average exercise price
Balance, beginning of period	7,250,000	CAD$	0.79	9,470,000	CAD$	0.63
Options granted	-		-	-		-
Options forfeited	(3,000,000)		0.085	(2,220,000)	CAD$	0.11
Balance, end of period	4,250,000	CAD$	1.28	7,250,000	CAD$	0.79

Stock options outstanding and exercisable as at February 28, 2022 are:

Expiry Date	Exercise Price		Options Outstanding	Options Exercisable
August 7, 2025	CAD$	0.085	-	3,000,000
November 30, 2027	CAD$	2.270	950,000	950,000
June 5, 2028	CAD$	1.000	3,300,000	3,300,000
			4,250,000	7,250,000
Weighted average remaining contractual life			6.2 years	5.3 years

19. SHARE PURCHASE WARRANTS

During August 2021 the company received $750,000 from a private investor in terms of an irrevocable subscription agreement for the issue of 6,250,000 units, at an issue price of $0.12 per unit. Each unit consists of one common share and one transferable share purchase warrant exercisable at $0.12 per share, for a period of twenty four months from closing. These warrants were issued on February 12, 2022.

A summary of the Company's warrant activity during the period September 1, 2020 and February 28, 2022 is as follows:

	Six months ended February 28, 2022		Year ended August 31, 2021
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	73,148,824	$0.1053	48,342,714	$0.4254
Warrants granted	6,250,000	0.1280	66,496,016	0.1021
Warrants exercised	(58,317,964)	0.0969	(14,690,739)	0.0433
Warrants forfeited	(2,777,777)	0.2300	(26,999,167)	0.7042
Balance, end of period	18,303,083	$0.1210	73,148,824	$0.1053

The following table summarizes information about warrants outstanding as of February 28, 2022:

	Warrants outstanding and exercisable
Exercise price	Number of shares	Weighted average remaining years
$0.0562	444,839	0.91
$0.0800	392,500	2.08
$0.1000	276,512	0.91
$0.1200	10,493,747	1.46
$0.1280	6,250,000	1.96
$0.1400	151,785	2.9
$0.1700	293,700	1.76
$0.1004	18,303,083	1.64

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

19. SHARE PURCHASE WARRANTS (continued)

The warrants exercisable for 151,785 shares at $0.14 per share have not been approved by the TSXV at the date of this report.

20. DILUTED LOSS PER SHARE

The Company's potentially dilutive instruments are convertible debentures, stock options, share purchase warrants and contractual obligations to issue securities. Conversion of these instruments would have been anti-dilutive for the periods presented and consequently, no adjustment was made to basic loss per share to determine diluted loss per share. These instruments could potentially dilute earnings per share in future periods.

For the six months ended February 28, 2022 and 2021, the following stock options, share purchase warrants, convertible securities and contractual obligations to issue securities were excluded from the computation of diluted loss per share as the result of the computation was anti-dilutive:

	Six months ended February 28, 2022	Six months ended February 28, 2021
Share purchase options	4,250,000	7,250,000
Share purchase warrants	18,303,083	40,726,567
Convertible securities	41,572,968	116,995,941
Contractual obligations to issue securities	11,296,668
	75,422,719	164,972,508

Included in the share purchase warrants are warrants exercisable for 151,785 common shares which have not been approved by the TSXV, refer note 19 above.

The Company has contractual obligations to issue 11,296,668 common shares in terms of various debt conversion agreements entered into.

21. RELATED PARTY TRANSACTIONS

Related party transactions are as follows:

The Company owes outstanding directors fees of $224,333 and $264,064 as at February 28, 2022 and August 31, 2021, respectively, and outstanding salaries and fees to officers and directors of $0 and $447,500 for the six months ended February 28, 2022 and the year ended August 31, 2021, respectively.

Related party payables represent non-interest-bearing payables that are due on demand.

The balances outstanding are as follows:

Related Party payables	February 28, 2022	August 31, 2021
Payable to Aleksandr Blyumkin	$296,607	$493,549

Alex Blyumkin

On August 20, 2020, a Company controlled by Mr. Blyumkin entered into a debt settlement agreement, whereby 2,356,374 shares were issued to settle an outstanding promissory note of $94,255.

On April 28, 2021, Mr. Blyumkin subscribed for 1,166,666 common shares at a price of $0.06 per share for gross proceeds of $70,000.

On July 1, 2021, Mr. Blyumkin entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On July 12, 2021, the Company issued Mr. Blyumkin 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

21. RELATED PARTY TRANSACTIONS (continued)

Alex Blyumkin (continued)

On July 27, 2021, Mr. Blyumkin subscribed for 1,875,000 units at a price of $0.12 per unit for gross proceeds of $225,000.

Mr. Blyumkin has resigned as an officer and director of the Company effective August 6, 2021.

During the current period, Mr. Blyumkin made restitution payments to the Company of $1,439,803 for conversion of convertible debt by third party convertible debt holders to common shares at prices below those allowed by the TSXV regulations.

The Company owed Mr. Blyumkin $296,607 and $493,549 as at February 28, 2022 and August 31, 2021, respectively.

George Stapleton

On January 25, 2021, Mr. Stapleton was awarded 1,000,000 common shares valued at $58,879 as part of his compensation package.

On August 7, 2020, Mr. Stapleton was awarded options exercisable for 3,000,000 common shares exercisable at $0.085 per share and valued at $165,855. The options vested over an eight month period. These options expired on February 28, 2022.

On November 30, 2021, Mr. George Stapleton retired as the Chief Operating Officer of the Company.

Dr. Gerald Bailey

On July 1, 2021, Dr. Bailey entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On July 12, 2021, the Company issued Dr. Bailey 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

On August 6, 2021, the Board of Directors of the Company has appointed Dr. R. Gerald Bailey, a current director and former Chief Executive Officer of the Company, as Chairman of the Board of Directors and Interim Chief Executive Officer. The Company has not entered into a written employment agreement with Dr. Bailey.  Dr. Bailey is entitled to cash compensation of $10,000 per month in his new role.

Mr. Bailey retired as a director and officer of the Company on January 24, 2022.

Robert Dennewald

During June 2021, in terms of an exchange agreement entered into with Mr. Dennewald, Mr. Dennewald exchanged three promissory notes dated August 1, 2019, October 31, 2019 and March 3, 2020 totaling $125,000 for a $125,000 convertible promissory note bearing interest at 8% per annum and maturing on February 12, 2022.

On June 10, 2021, in terms of an Assignment and Purchase of Debt Agreement entered into between Mr. Dennewald and Equilibris Management AG ("Equilibris"), the $125,000 Convertible Promissory Note owing to the director was purchased and assigned to Equilibris.

On July 1, 2021, Mr. Dennewald entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On July 12, 2021, the Company issued Mr. Dennewald 578,480 common shares valued at $40,494 in partial settlement of directors fees outstanding.

James Fuller

On July 1, 2021, Mr. Fuller entered into a debt conversion agreement whereby $14,120 of outstanding directors fees will be settled by the issue of 150,209 common shares. Due to the suspension of trading by the TSXV, these shares have not been approved for issue by the TSXV and have not been issued yet.

On July 12, 2021, the Company issued Mr. Fuller 228,668 common shares valued at $16,007 in partial settlement of directors fees outstanding.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

21. RELATED PARTY TRANSACTIONS (continued)

Dr. Vladimir Podlipsky

The Board of Directors has appointed Dr. Vladimir Podlipsky, currently the Chief Technology Officer of the Company, as a director, with effect from August 6, 2021, to fill the vacancy on the Board created by Mr. Blyumkin's resignation. On January 24, 2022, following the resignation of Dr. Bailey, Dr. Podlipsky was appointed to the role of Interim Chief Executive Officer.

The Company advanced Manhatten Enterprises, a company controlled by Dr. Podlipsky, the sum of $76,000 pursuant to a promissory note on March 16, 2017. The note, which bears interest at 5% per annum, matured on March 16, 2020. The Note has reached its maturity date.

During the current quarter, the Company paid $175,025 to V Science Technologies Inc., in terms of a sponsored research agreement. V Science Technologies, Inc. is controlled by Dr. Podlipsky, a director and the interim chief executive officer of the Company.

Ron Cook

Mr. Cook was appointed as the Chief Financial Officer of the Company with effect from October 31, 2021. On January 24, 2022, Mr. Cook resigned as the Chief Financial Officer of the Company.

Mark Korb

Mr. Korb resigned as CFO of the Company with effect from October 31, 2021.

Michael Hopkinson

Mr. Hopkinson was appointed as the Chief Financial Officer of the Company with effect from January 24, 2022.

Robert Chenery

Mr. Robert Chenery was appointed to the Company's Board of Directors on January 24, 2022.

22. FINANCING COSTS, NET

Financing costs, net, consists of the following:

Financing costs, net, consists of the following:

	Three months ended February 28, 2021	Three months ended February 29, 2020	Six months ended February 28, 2021	Six months ended February 29, 2020

Interest expense on borrowings	$133,520	$305,457	$384,484	$593,096
Amortization of debt discount	927,927	438,144	1,302,982	771,892
	$1,061,447	$743,601	$1,687,466	$1,364,988

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

23. OTHER EXPENSE (INCOME), NET

Other expense (income), net, consists of the following:

	Three months ended February 28, 2022	Three months ended February 29, 2021	Six months ended February 28, 2022	Six months ended February 29, 2021

Loss (gain) on settlement of liabilities	$102,107	$(86,207)	$102,107	$48,283
Loss (gain) on conversion of convertible debt	-	232,535	-	313,196
Loss on debt extinguishment	-	-	444,398	330,256
Forgiveness of federal relief loan	-		(133,890)	-
Interest income	(937)	(935)	(29,884)	(1,883)
	$101,170	$145,393	$382,731	$689,852

24. SEGMENT INFORMATION

The Company operated in two reportable segments within the USA during the six months ended February 28, 2022 and 2021, oil extraction and processing operations and mining operations. The presentation of the consolidated statements of loss and comprehensive loss provides information about the oil extraction and processing segment. There were limited operations in the mining operations segment during the six months ended February 28, 2022 and 2021. Other information about reportable segments are:

	February 28, 2022
	Oil	Mining
(in '000s of dollars)	Extraction	Operations	Consolidated
Additions to non-current assets	$4	$-	$4
Reportable segment assets	45,802	37,398	83,200
Reportable segment liabilities	(10,476)	-	(10,476)
	$35,326	$37,398	$72,724

	February 28, 2021
	Oil	Mining
(in '000s of dollars)	Extraction	Operations	Consolidated
Additions to non-current assets	$4,778	$-	$4,778
Reportable segment assets	45,554	33,240	78,794
Reportable segment liabilities	$18,076	$150	$18,226

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

24. SEGMENT INFORMATION (continued)

	February 28, 2022
(in '000s of dollars)	Oil Extraction	Mining operations	Consolidated
Revenue from license fees	$-	$-	$-
Other production and maintenance costs	(425)	-	(425)
Gross Loss	(425)	-	(425)
Operating Expenses
Depreciation, depletion and amortization	22	-	22
Selling, general and administrative expenses	3,488	-	3,488
Investor relations	206	-	206
Professional fees	2,178	-	2,178
Research and development	175		175
Salaries and wages	303	-	303
Travel and promotional expenses	201	-	201
Other	425	-	425

Financing costs	1,687	-	1,687
Other expense (income)	383	-	383
Forgiveness of federal relief loans	(134)	-	(134)
Loss on debt extinguishment	444	-	444
Loss on settlement of liabilities	102		102
Interest income	(29)		(29)
Derivative liability movements	(52)	-	(52)

Net loss	$5,953	$-	$5,953

	February 28, 2021
(in '000s of dollars)	Oil Extraction	Mining operations	Consolidated
Revenue from license fees	$2,000	$-	$2,000
Revenues from hydrocarbon sales	-	-	-
Other production and maintenance costs	(365)	-	(365)
Gross Profit	1,635	-	1,635
Operating Expenses
Depreciation, depletion and amortization	23	-	23
Selling, general and administrative expenses	1,751	-	1,751
Investor relations	40	-	40
Professional fees	578	-	578
Salaries and wages	178	-	178
Share-based compensation	458	-	458
Travel and promotional expenses	114	-	114
Other	383	-	383

Financing costs	1,365	-	1,365
Other expense (income)	689	-	689
Gain on settlement of liabilities	48	-	48
Loss on conversion of convertible debt	313	-	313
Loss on debt extinguishment	330	-	330
	(2)		(2)
Derivative liability movements	(749)	-	(749)

Net loss	$1,444	$-	$1,444

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

25. COMMITMENTS AND CONTINGENCIES

The Company entered into a real property lease for office space located at 15315 Magnolia Blvd., Sherman Oaks, California. The lease commenced on September 1, 2019 and expires on August 31, 2024, monthly rental expense is $4,941 per month with annual 3% escalations during the term of the lease.

The amount of future minimum lease payments under finance leases is as follows:

February 28, 2022
Undiscounted minimum future lease payments
Total instalments due:
Within 1 year	$63,846
1 to 2 years	65,762
2 to 3 years	33,367
Total operating lease liability	$162,975

Legal Matters

On December 27, 2018, the Company executed and delivered: (i) a Settlement Agreement (the "Settlement Agreement") with Redline Capital Management S.A. ("Redline") and Momentum Asset Partners II, LLC; (ii) a secured promissory note payable to Redline in the principal amount of $6,000,000 (the "Note") with a maturity date of 27 December 2020, bearing interest at 10% per annum; and (iii) a Security Agreement (together with the Settlement Agreement and the Note, the "Redline Agreements") among the Company, Redline, and TMC Capital, LLC ("TMC"), an indirect wholly-owned subsidiary of the Company.

After undertaking an in-depth analysis of the Redline Agreements in the context of the underlying transactions and events, special legal counsel to the Company has opined that the Redline Agreements are likely void and unenforceable.

The Company's special legal counsel regards the possibility of Redline's success in pursuing any claims against the Company or TMC under the Redline Agreements as less than reasonably possible and therefore no provision has been raised against these claims.

The Company is currently evaluating the options and remedies that are available to it to ensure that the Redline Agreements are declared as void or are rescinded and extinguished.

26. SUBSEQUENT EVENTS

Events after the reporting date not otherwise separately disclosed in these consolidated financial statements are:

Unsolicited takeover bid by Viston United Swiss AG

On October 27, 2021, 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of Viston United Swiss AG commenced a conditional, unsolicited takeover bid (the "Offer") to acquire all of the issued and outstanding Common Shares of the Company. Viston filed a Tender Offer Statement with the SEC relating to the Offer on Schedule TO under section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on October 25, 2021, and an amendment to the Tender Offer Statement on October 27, 2021. As set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 under section 14(d)(4) of the Exchange Act filed with the SEC on November 9, 2021, shareholders were advised that the Board of Directors was not yet in a position to make a recommendation to shareholders to accept or reject the Offer, and that the Company has retained Haywood Securities Inc. as financial advisor to the Company and the Board of Directors.

As set forth in the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the SEC on January 4, 2022, on December 29, 2021 after thorough consideration of all aspects of the Viston Offer, the advice provided by Haywood and consulting with its other advisors, the Board unanimously determined to recommend that Shareholders accept the Viston Offer and tender their Common Shares, for reasons that include the following:

Results of Strategic Review

Based on the results of the strategic review presented by Haywood, the Board believes that the immediate cash value offered to Shareholders under the Viston Offer is more favorable to Shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq, including remaining as a stand-alone entity and pursuing Petroteq's existing strategy, in each case taking into consideration the potential rewards, risks, timelines and uncertainties associated with those other alternatives.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

26. SUBSEQUENT EVENTS (continued)

Unsolicited takeover bid by Viston United Swiss AG (continued)

Premium Over Market Price

The consideration of C$0.74 in cash per Common Share (the "Cash Consideration") under the Viston Offer represents a premium of approximately 279% over the closing price of the Common Shares on the TSXV on August 6, 2021, being the last trading day that the Common Shares were traded on the TSXV.

Unlikelihood of Superior Proposal

The Board, with the assistance of Haywood, has taken active steps to assess and solicit strategic alternatives and has attempted to secure a proposal that would be superior to the Viston Offer. However, no superior alternative to the Viston Offer has emerged and Petroteq does not expect a superior alternative to emerge in the near term.

Common Shares Remain Relatively Illiquid

Trading in the Common Shares on the TSXV remains suspended, and there is no certainty as to when the TSXV will resume trading in the Common Shares.

Certainty of Outcome

The Viston Offer provides 100% cash consideration for the Common Shares and offers Shareholders certainty of value and immediate liquidity.

Possible Decline in Market Price

If the Viston Offer is not successful and another alternative offer with superior financial terms does not emerge, the market price of the Common Shares in the public markets may decline significantly.

Reduces Inherent Business Risk

Based on the strategic review conducted with Haywood, the Viston Offer appears to provide Shareholders with the value inherent in Petroteq's portfolio of projects, assuming they are fully realized, without the long-term risks associated with the development and execution of those projects. Given the relatively early stage of Petroteq's projects, it will be several years before the projects in Petroteq's portfolio reach commercial production, if at all.

Significant Growth Funding Required

Petroteq's projects have significant funding requirements to prove and scale its technology. Petroteq currently has limited cash to fund its necessary capital projects and near-term debt maturities, which will be a further drain on cash. Equity financing sufficient to repay debt and fund the progress of Petroteq's business plan, if available, may be significantly dilutive to Shareholders.

Ability to Respond to Superior Proposals

Petroteq has not entered into a support or similar agreement with Viston in respect to the Viston Offer. The Board has reserved the ability to seek out or respond to proposals that may deliver greater value to Shareholders than the Viston Offer. There is nothing to prevent a third party from proposing or making a superior proposal or preclude Petroteq from changing its recommendation.

PETROTEQ ENERGY INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended February 28, 2022 and 2021 (unaudited) Expressed in US dollars

26. SUBSEQUENT EVENTS (continued)

Unsolicited takeover bid by Viston United Swiss AG (continued)

Recent Developments

On February 10, 2022, the Company received from Canadian legal counsel to Viston, a copy of an advice (the "Bank Advice") issued by Royal Bank of Scotland on February 7, 2022 confirming that UNIExpress Investment Holdings PLC ("UNIExpress"), as the sending bank acting on behalf of its client Viston, is holding cash funds in the amount of €420,000,000 in favor of the receiving bank's client, Kingsdale Advisors. Kingsdale Advisors has been retained by Viston as the Information Agent and Depository in connection with the tender offer to purchase all of the issued and outstanding common stock of Petroteq. The Bank Advice includes confirmation by UNIExpress that the funds are irrevocably blocked and are reserved in favor of Kingsdale Advisors for a period of 45 days.

On February 9, 2022, Viston announced completion of two key regulatory milestones - namely:

• The Hart-Scott-Rodino Act (the "HSR Act") waiting period expired on February 4, 2022. The HSR Act is a key U.S. antitrust act that enables the Federal Trade Commission and the Department of Justice to review proposed merger transactions by requiring the parties to observe a waiting period before closing their transaction.

• The initial review period under the Investment Canada Act also lapsed on February 3, 2022, with no national security related notice being issued, thereby allowing the Offer to proceed under the Canadian foreign investment rules.

The company announced on February 28, 2022 and confirms that it is willing to assist Viston with its CFIUS filings.

The Offer had been extended until April 14, 2022 and further extended to June 17, 2022 to allow additional time to obtain clearance under U.S. national security regulations, which is a condition of the Offer.

Convertible debt conversions

Between March 24, 2022 and April 4, 2022, in terms of conversion notices received, the Company issued 41,572,966 shares of common stock for convertible debt in the aggregate sum of $4,133,750.

Exercise of warrants

In terms of warrant exercise notices received from various investors, warrants exercisable for 7,641,505 common shares were exercised between March 29, 2022 and April 13, 2022, for gross proceeds of $927,162 at exercise prices ranging from $0.08 to $0.12 per share.

Other than disclosed above, the Company has evaluated subsequent events through the date the financial statements were issued, other than disclosed above, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.